UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________

Form 6-K
____________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 1, 2017

Commission File Number: 333-177693

Reynolds Group Holdings Limited
(Translation of registrant’s name into English)

Reynolds Group Holdings Limited
Level Nine
148 Quay Street
Auckland 1010 New Zealand
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

QUARTERLY REPORT
For the three and six month periods ended June 30, 2017

REYNOLDS GROUP HOLDINGS LIMITED
New Zealand
(Jurisdiction of incorporation or organization)

Reynolds Group Holdings Limited
Level Nine
148 Quay Street
Auckland 1010 New Zealand
Attention: Joseph Doyle
Tel: +1 847 482 2409

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Reynolds Group Holdings Limited
(Registrant)

By:	/s/ ALLEN HUGLI
Allen Hugli
Chief Financial Officer
August 1, 2017

Introductory Note

In this quarterly report, references to “we,” “us,” “our” or the “RGHL Group” are to Reynolds Group Holdings Limited (“RGHL”) and its consolidated subsidiaries, unless otherwise indicated.

Certain financial information that is normally included in annual financial statements, including certain financial statement notes, is not required for interim reporting purposes and has been condensed or omitted in this quarterly report. Our annual report on Form 20-F for the year ended December 31, 2016 filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 14, 2017 (the “Annual Report”) also includes certain other information about our business, including risk factors and more detailed descriptions of our businesses, which is not included in this quarterly report. This quarterly report should be read in conjunction with the Annual Report, including the consolidated financial statements and notes thereto included therein. A copy of the Annual Report, including the exhibits thereto, may be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an internet site at https://www.sec.gov, from which interested persons can electronically access the Annual Report. The Annual Report can also be found at www.reynoldsgroupholdings.com, or a copy will be provided free of charge upon written request to Mr. Joseph Doyle, RGHL Group Legal Counsel, 1900 West Field Court, Lake Forest, Illinois, 60045.

We have prepared this quarterly report pursuant to (i) the requirements of the indentures that govern our senior secured notes and our senior notes, excluding the Pactiv Notes (as defined below), and (ii) the credit agreement with our lenders governing our senior secured credit facilities (the “Credit Agreement”). Our outstanding notes include:

•	Notes covered by an effective registration statement filed with the SEC, comprised of:

•	The 5.750% Senior Secured Notes due 2020; and

•	The 6.875% Senior Secured Notes due 2021;

•	Notes not covered by an effective registration statement filed with the SEC, comprised of:

•	The Floating Rate Senior Secured Notes due 2021;

•	The 5.125% Senior Secured Notes due 2023;

•	The 7.000% Senior Notes due 2024; and

•	The 6.400% Notes due 2018, the 7.950% Debentures due 2025 and the 8.375% Debentures due 2027, each issued by Pactiv LLC (collectively, the “Pactiv Notes”).

The senior secured notes are referred to as the “Reynolds Senior Secured Notes.” The senior notes are referred to as the “Reynolds Senior Notes.” The Reynolds Senior Secured Notes and the Reynolds Senior Notes are collectively referred to as the “Reynolds Notes.”

The indentures governing these notes, as well as our Credit Agreement, are described more fully in our Annual Report. Additionally, refer to note 12 of the RGHL Group’s interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for more information.

Non-GAAP Financial Measures

In this quarterly report, we utilize certain non-GAAP financial measures and ratios, including earnings before interest, tax, depreciation and amortization (“EBITDA”) and Adjusted EBITDA. Adjusted EBITDA, a measure used by our management to measure operating performance, is defined as EBITDA, adjusted to exclude certain items of a significant or unusual nature, including but not limited to acquisition costs, non-cash pension income or expense, restructuring costs, unrealized gains or losses on derivatives, gains or losses on the sale of non-strategic assets, asset impairments and write-downs and equity method profit net of cash distributed. These measures are presented because we believe that they and similar measures are widely used in the markets in which we operate as a means of evaluating a company’s operating performance and financing structure and, in certain cases, because those measures are used to determine compliance with covenants in our debt agreements and compensation of certain management. They may not be comparable to other similarly titled measures of other companies and are not measurements under International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), generally accepted accounting principles in the United States of America (“U.S. GAAP”), or other generally accepted accounting principles, are not measures of financial condition, liquidity or profitability and should not be considered as an alternative to profit from operations for the period or operating cash flows determined in accordance with IFRS, nor should they be considered as substitutes for the information contained in our historical financial statements prepared in accordance with IFRS included in this quarterly report. Additionally, EBITDA and Adjusted EBITDA are not intended to be measures of free cash flow, as they do not take into account certain items such as interest and principal payments on our indebtedness, working capital needs, tax payments and capital expenditures. We believe that the inclusion of EBITDA and Adjusted EBITDA in this quarterly report is appropriate to provide additional information to investors about our operating performance and to provide a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. We believe that issuers of high yield debt securities present EBITDA and Adjusted EBITDA because investors, analysts and rating agencies consider these measures useful. For additional information regarding the non-GAAP financial measures used by management, refer to note 4 of the RGHL Group’s interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report.
Forward-Looking Statements

This quarterly report includes forward-looking statements. Forward-looking statements include statements regarding our goals, beliefs, plans or current expectations, taking into account the information currently available to our management. Forward-looking statements are not statements of historical fact. For example, when we use words such as “believe,” “anticipate,” “expect,” “estimate,” “plan,” “intend,” “should,” “would,” “could,” “may,” “might,” “will” or other words that convey uncertainty of future events or outcomes, we are making forward-looking statements. We have based these forward-looking statements on our management’s current view with respect to future events and financial performance and future business and economic conditions more generally. These views reflect the best judgment of our management, but involve a number of risks and uncertainties which could cause actual results to differ materially from those predicted in our forward-looking statements and from past results, performance or achievements. Although we believe that the estimates and the projections reflected in the forward-looking statements are reasonable, such estimates and projections may prove to be incorrect, and our actual results may differ from those described in our forward-looking statements as a result of the following risks, uncertainties and assumptions, among others:

•	risks related to the future costs of raw materials, energy and freight;

•	risks related to economic downturns in our target markets;

•	risks related to changes in consumer lifestyle, eating habits, nutritional preferences and health-related and environmental concerns that may harm our business and financial performance;

•	risks related to complying with environmental, health and safety laws or as a result of satisfying any liability or obligation imposed under such laws;

•	risks related to the impact of a loss of any of our key manufacturing facilities;

•	risks related to our dependence on key management and other highly skilled personnel;

•	risks related to the consolidation of our customer bases, loss of a significant customer, competition and pricing pressure;

•	risks related to any potential supply of faulty or contaminated products;

•	risks related to exchange rate fluctuations;

•	risks related to dependence on the protection of our intellectual property and the development of new products;

•	risks related to pension plans sponsored by us and others in our control group;

•	risks related to strategic transactions, including completed and future acquisitions or dispositions;

•	risks related to our hedging activities which may result in significant losses and in period-to-period earnings volatility;

•	risks related to our suppliers of raw materials and any interruption in our supply of raw materials;

•	risks related to information security, including a cyber security breach or a failure of one or more of our information technology systems, networks, processes or service providers;

•	risks related to our substantial indebtedness and our ability to service our current and future indebtedness;

•	risks related to restrictive covenants in certain of our outstanding notes and our other indebtedness which could adversely affect our business by limiting our operating and strategic flexibility; and

•	risks related to increases in interest rates which would increase the cost of servicing our variable rate debt instruments.

The risks described above and the risks disclosed in or referred to in “Part II - Other Information — Item 1A. Risk Factors” in this quarterly report and in “Part I — Item 3. Key Information — Risk Factors” of our Annual Report are not exhaustive. Other sections of this quarterly report describe additional factors that could adversely affect our business, financial condition or results of operations. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the cautionary statements referred to above and included elsewhere in this quarterly report.

PART I - FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS.
Refer to the attached F pages of this quarterly report for our interim unaudited condensed consolidated financial statements and notes thereto for the three and six month periods ended June 30, 2017 and June 30, 2016.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.
Overview
RGHL was incorporated on May 30, 2006 under the Companies Act 1993 of New Zealand. We are a leading global manufacturer and supplier of consumer food, beverage and foodservice packaging products. We are one of the largest consumer food, beverage and foodservice packaging companies in the United States, as measured by revenue, with leading market positions in many of our product lines based on management’s analysis of industry data. We sell our products to customers globally, including to a diversified mix of leading multinational companies, large national and regional companies, and small local businesses. We primarily serve the consumer, food, beverage and foodservice market segments. We operate through five segments: Reynolds Consumer Products, Pactiv Foodservice, Graham Packaging, Evergreen and Closures.

On March 13, 2015, we completed the sale of our SIG segment to Onex Corporation. We received net cash proceeds of $4,149 million, including the settlement of final closing adjustments. In November 2016, an additional amount of €150 million was paid by Onex Corporation based on the financial performance of SIG during the fiscal year 2015. In June 2017, an additional amount of €10 million was paid by Onex Corporation based on the financial performance of SIG during fiscal year 2016. All eligible earn-out proceeds have now been received.

Our Segments

Reynolds Consumer Products

Reynolds Consumer Products is a leading manufacturer of branded and store branded consumer products such as aluminum foil, wraps, waste bags, food storage bags and disposable tableware and cookware. These products are typically used by consumers in their homes and are sold through a variety of retailers. Reynolds Consumer Products sells many of its products under well known brands such as Reynolds® and Hefty®, and also offers store branded products. Reynolds Consumer Products has a large customer base and operates primarily in North America.

Pactiv Foodservice
Pactiv Foodservice is a leading manufacturer of various foodservice and food packaging products serving the foodservice industry, which includes food processors, restaurants and supermarkets. Pactiv Foodservice offers a comprehensive range of products including tableware items, clear plastic containers, foam containers, paperboard containers, aluminum containers, microwaveable containers, clear rigid-display packaging, molded fiber and plastic egg cartons, foamed and rigid trays, absorbent tray pads and plastic film. Pactiv Foodservice has a large customer base and operates primarily in North America.

Graham Packaging
Graham Packaging is a leading designer and manufacturer of value-added, custom blow-molded plastic containers for consumer products. Graham Packaging focuses on product categories where customers and end-users value the technology and innovation that Graham Packaging’s custom plastic containers offer as an alternative to traditional packaging materials such as glass, metal and paperboard. Graham Packaging has a large global customer base with its largest presence in North America.

Evergreen
Evergreen is a vertically integrated, leading manufacturer of fresh carton packaging for beverage products, primarily serving the juice and milk markets. Fresh carton packaging, most predominant in North America, is primarily used for beverages that require a cold-chain distribution system. Evergreen supplies integrated fresh carton packaging systems, which can include fresh cartons, spouts and filling machines. Evergreen produces liquid packaging board for its internal requirements and to sell to other fresh beverage carton manufacturers. Evergreen also produces paper products, including coated groundwood primarily for catalogs, inserts, magazine and commercial printing, and uncoated freesheet primarily for envelope, specialty and offset printing paper. Evergreen has a large customer base and operates primarily in North America.

Closures
Closures is a leading manufacturer of plastic and aluminum beverage caps and closures, primarily serving the carbonated soft drink, non-carbonated soft drink and bottled water segments of the global beverage market. Closures’ products also serve the liquid dairy, food, beer and liquor and automotive fluid markets. In addition to supplying plastic and aluminum caps and closures, Closures also offers high speed rotary capping equipment, which secures caps on a variety of packaging, and related services. Closures has a large global customer base with its largest presence in North America.

Key Factors Influencing Our Financial Condition and Results of Operations
The following discussion should be read in conjunction with “Key Factors Influencing Our Financial Condition and Results of Operations” in “Part I — Item 5. Operating and Financial Review and Prospects” of our Annual Report, which discusses further key factors influencing our financial condition and results of operations.

Substantial Leverage
The five segments in which we operate have all been acquired through a series of transactions. Our results of operations, financial position and cash flows are significantly impacted by the effects of these acquisitions, which were financed primarily through borrowings, including transaction-related debt commitment fees and recurring interest costs. In addition, from time to time, we refinance our borrowings which also can have a significant impact on our results of operations.

As of June 30, 2017, our total indebtedness of $11,581 million was comprised of the outstanding principal amounts of our borrowings. As reflected in our consolidated statement of financial position, we had total borrowings of $11,524 million, consisting of total indebtedness net of unamortized transaction costs and embedded derivatives. For more information regarding our external borrowings, refer to note 12 of the RGHL

Group’s interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report. Our future results of operations, including our net financial expenses, will be significantly affected by our substantial indebtedness. The servicing of this indebtedness has had and will continue to have an impact on our cash flows and cash balance. For more information, refer to “— Liquidity and Capital Resources.”

Raw Materials and Energy Prices
Our results of operations, and the gross margins corresponding to each of our segments, are impacted by changes in the costs of our raw materials and energy prices. The primary raw materials used to manufacture our products are plastic resins, aluminum, fiber (principally raw wood and wood chips) and paperboard (principally cartonboard and cupstock). We also use commodity chemicals, steel and energy, including fuel oil, electricity, natural gas and coal, to manufacture our products.

Principal raw materials used by each of our segments are as follows (in order of cost significance):

•	Reynolds Consumer Products — resin, aluminum

•	Pactiv Foodservice — resin, paperboard, aluminum

•	Graham Packaging — resin

•	Evergreen — fiber, resin

•	Closures — resin

Historical index prices of resin, aluminum and paperboard for the past two years are shown in the charts below. These charts present index prices and do not represent the prices at which we purchased these raw materials.

Source: IHS Inc.

Resin prices can fluctuate significantly with fluctuations in crude oil and natural gas prices, as well as changes in refining capacity and the demand for other petroleum-based products.

Source: Platts Metals Weekly

Aluminum prices can fluctuate significantly as aluminum is a cyclical commodity with prices subject to global market factors. These factors include speculative activities by market participants, production capacity, strength or weakness in key end-markets such as housing and transportation, political and economic conditions and production costs in major production regions.

Source: Pulp and Paper Week

The prices of cupstock and cartonboard may fluctuate due to external conditions such as weather, product scarcity, currency and commodity market fluctuations and changes in governmental policies and regulations.

Results of Operations

The following discussion should be read in conjunction with the RGHL Group’s interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report. Detailed comparisons of revenue and results of operations are presented in the discussions of the operating segments, which follow the RGHL Group results discussion.

Three month period ended June 30, 2017 compared to the three month period ended June 30, 2016

RGHL Group

	For the three month period ended June 30,
(In $ million, except for %)	2017	% of revenue	2016	% of revenue	Change	% change
Revenue	2,692	100%	2,761	100%	(69)	(2)%
Cost of sales	(2,105)	(78)%	(2,121)	(77)%	16	1%
Gross profit	587	22%	640	23%	(53)	(8)%
Selling, marketing and distribution expenses/General and administration expenses	(254)	(9)%	(263)	(10)%	9	3%
Net other income (expenses)	(13)	—%	(5)	—%	(8)	NM
Profit from operating activities	320	12%	372	13%	(52)	(14)%
Financial income	141	5%	15	1%	126	NM
Financial expenses	(185)	(7)%	(437)	(16)%	252	58%
Net financial income (expenses)	(44)	(2)%	(422)	(15)%	378	90%
Profit (loss) from continuing operations before income tax	276	10%	(50)	(2)%	326	NM
Income tax (expense) benefit	(111)	(4)%	4	—%	(115)	NM
Profit (loss) from continuing operations	165	6%	(46)	(2)%	211	NM
Profit (loss) from discontinued operations, net of income tax	1	NM	(6)	NM	7	NM
Profit (loss) for the period	166	NM	(52)	NM	218	NM
Depreciation and amortization from continuing operations	169	6%	177	6%	8	5%
RGHL Group Adjusted EBITDA(1) from continuing operations	525	20%	589	21%	(64)	(11)%

(1)	Refer to page 2 under the heading “Non-GAAP Financial Measures” for additional information related to this financial measure.

Revenue. Revenue decreased by $69 million, or 2%.The decrease was primarily due to lower overall sales volume at Pactiv Foodservice, Graham Packaging, Evergreen and Closures. Revenue was unfavorably impacted by $20 million due to business divestitures at Pactiv Foodservice. Changes in foreign currency rates also had an unfavorable impact of $8 million. These decreases were partially offset by higher pricing largely as a result of the pass-through of higher raw material costs to customers.

Cost of Sales. Cost of sales decreased by $16 million, or 1%. The decrease was primarily due to lower sales volume at Pactiv Foodservice, Graham Packaging, Evergreen and Closures. The decrease also included $18 million from business divestitures at Pactiv Foodservice, lower depreciation expense and a favorable foreign currency impact. These decreases were partially offset by net unfavorable raw material costs.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $9 million, or 3%. The decrease was primarily due to lower operational process engineering-related consultancy costs.

Net Other. Net other expenses increased by $8 million to $13 million. The increase was primarily due to an unfavorable change in unrealized gains and losses on derivatives, partially offset by a favorable foreign currency impact and a decrease in asset impairment charges.

Net Financial Income (Expenses). Net financial expenses decreased by $378 million resulting in net financial expenses of $44 million. The decrease was primarily due to a favorable change of $222 million in the fair value of embedded derivatives, a loss on extinguishment of $105 million in the prior year period and an $83 million decrease in interest expense due to the repayment of borrowings. These decreases were partially offset by a $35 million unfavorable foreign currency impact.

Income Tax. We recognized income tax expense of $111 million on income before income tax of $276 million (an effective tax rate of 40%) in the three month period ended June 30, 2017 as compared to an income tax benefit of $4 million on a loss before income tax of $50 million (an effective tax rate of 8%) for the three month period ended June 30, 2016. The effective tax rate in both periods reflects (i) changes in the mix of book income and losses taxed at varying rates among the jurisdictions in which the RGHL Group operates and (ii) the inability to realize a tax benefit for losses in certain jurisdictions. For further information, including a reconciliation of income tax expense, refer to note 9.

Depreciation and Amortization. Depreciation and amortization decreased by $8 million, or 5%. The decrease was primarily due to certain assets becoming fully depreciated or amortized at Pactiv Foodservice and Graham Packaging.

Discontinued Operations, Net of Income Tax. Profit (loss) from discontinued operations changed by $7 million to a profit of $1 million. These amounts were primarily due to the foreign currency impact on the euro-denominated consideration receivable.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for the RGHL Group is as follows:

	For the three month period ended June 30,
(In $ million)	2017	2016
Profit from operating activities	320	372
Depreciation and amortization from continuing operations	169	177
RGHL Group EBITDA(1) from continuing operations	489	549
Included in the RGHL Group EBITDA:
Non-cash pension expense	17	16
Operational process engineering-related consultancy costs	1	6
Related party management fee	8	9
Restructuring costs, net of reversals	4	11
Unrealized (gain) loss on derivatives	7	(10)
Other	(1)	8
RGHL Group Adjusted EBITDA(1) from continuing operations	525	589
Segment detail of Adjusted EBITDA:
Reynolds Consumer Products	160	180
Pactiv Foodservice	167	183
Graham Packaging	109	116
Evergreen	64	76
Closures	37	41
Corporate/Unallocated(2)	(12)	(7)
RGHL Group Adjusted EBITDA from continuing operations	525	589

(1)	Refer to page 2 under the heading “Non-GAAP Financial Measures” for additional information related to these financial measures.

(2)
Corporate/Unallocated includes holding companies and certain debt issuer companies which support the entire RGHL Group and which are not part of a specific segment. It also includes eliminations of transactions between segments.

Reynolds Consumer Products Segment

	For the three month period ended June 30,
(In $ million, except for %)	2017	% of segment revenue	2016	% of segment revenue	Change	% change
External revenue	711	95%	709	96%	2	—%
Inter-segment revenue	38	5%	33	4%	5	15%
Total segment revenue	749	100%	742	100%	7	1%
Cost of sales	(541)	(72)%	(516)	(70)%	(25)	(5)%
Gross profit	208	28%	226	30%	(18)	(8)%
Selling, marketing and distribution expenses/ General and administration expenses	(70)	(9)%	(68)	(9)%	(2)	(3)%
Net other income (expenses)	(6)	(1)%	6	1%	(12)	NM
Profit from operating activities	132	18%	164	22%	(32)	(20)%
Reynolds Consumer Products segment Adjusted EBITDA	160	21%	180	24%	(20)	(11)%

Revenue. Total segment revenue increased by $7 million, or 1%. The increase was primarily due to higher pricing mainly resulting from the pass-through of higher raw material costs.

Cost of Sales. Cost of sales increased by $25 million, or 5%. This increase was primarily driven by higher material costs. For the three month periods ended June 30, 2017 and June 30, 2016, raw material costs accounted for 66% and 65% of Reynolds Consumer Products’ cost of sales, respectively.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $2 million, or 3%. The increase was primarily due to higher employee-related costs.

Net Other. Net other changed by $12 million, resulting in net other expenses of $6 million. The decrease was primarily due to an unfavorable change in unrealized gains and losses on derivatives. This item has been included in the segment’s Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Reynolds Consumer Products segment is as follows:

	For the three month period ended June 30,
(In $ million)	2017	2016
Profit from operating activities	132	164
Depreciation and amortization	21	21
EBITDA	153	185
Included in Reynolds Consumer Products segment EBITDA:
Unrealized (gain) loss on derivatives	7	(5)
Reynolds Consumer Products segment Adjusted EBITDA	160	180

Pactiv Foodservice Segment

	For the three month period ended June 30,
(In $ million, except for %)	2017	% of segment revenue	2016	% of segment revenue	Change	% change
External revenue	834	87%	844	87%	(10)	(1)%
Inter-segment revenue	125	13%	129	13%	(4)	(3)%
Total segment revenue	959	100%	973	100%	(14)	(1)%
Cost of sales	(781)	(81)%	(789)	(81)%	8	1%
Gross profit	178	19%	184	19%	(6)	(3)%
Selling, marketing and distribution expenses/ General and administration expenses	(65)	(7)%	(72)	(7)%	7	10%
Profit from operating activities	113	12%	112	12%	1	1%
Pactiv Foodservice segment Adjusted EBITDA	167	17%	183	19%	(16)	(9)%

Revenue. Total segment revenue decreased by $14 million, or 1%. The decrease was primarily due to $20 million from business divestitures, $9 million of unfavorable sales volume across the ongoing business and an unfavorable foreign currency impact. These decreases were partially offset by $20 million of higher pricing passed through, net of product mix impacts.

Cost of Sales. Cost of sales decreased by $8 million, or 1%. The decrease was primarily due to $18 million of lower costs due to business divestitures, decreased sales volume from ongoing business, lower restructuring costs and a favorable foreign currency impact. These decreases were partially offset by higher raw material costs. For the three month periods ended June 30, 2017 and June 30, 2016, raw material costs accounted for 60% and 57% of Pactiv Foodservice’s cost of sales, respectively.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $7 million, or 10%. The decrease was primarily due to lower operational process engineering-related consultancy costs and lower employee-related costs as a result of prior year restructuring initiatives as well as business divestitures.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Pactiv Foodservice segment is as follows:

	For the three month period ended June 30,
(In $ million)	2017	2016
Profit from operating activities	113	112
Depreciation and amortization	52	57
EBITDA	165	169
Included in Pactiv Foodservice segment EBITDA:
Operational process engineering-related consultancy costs	1	6
Restructuring costs, net of reversals	2	9
Unrealized (gain) loss on derivatives	1	(3)
Other	(2)	2
Pactiv Foodservice segment Adjusted EBITDA	167	183

Graham Packaging Segment

	For the three month period ended June 30,
(In $ million, except for %)	2017	% of segment revenue	2016	% of segment revenue	Change	% change
External revenue	558	100%	586	100%	(28)	(5)%
Inter-segment revenue	—	—%	—	—%	—	—%
Total segment revenue	558	100%	586	100%	(28)	(5)%
Cost of sales	(469)	(84)%	(489)	(83)%	20	4%
Gross profit	89	16%	97	17%	(8)	(8)%
Selling, marketing and distribution expenses/General and administration expenses	(46)	(8)%	(52)	(9)%	6	12%
Net other income (expenses)	(2)	—%	(1)	—%	(1)	(100)%
Profit from operating activities	41	7%	44	8%	(3)	(7)%
Graham Packaging segment Adjusted EBITDA	109	20%	116	20%	(7)	(6)%

Revenue. Revenue decreased by $28 million, or 5%. The decrease was primarily due to an $18 million decrease in sales volume and a decline in pricing. The decrease in sales volume was primarily due to net contract losses and overall market softness.

Cost of Sales. Cost of sales decreased by $20 million, or 4%. The decrease was primarily due to $14 million in lower sales volume. For the three month periods ended June 30, 2017 and June 30, 2016, raw material costs accounted for 53% and 54% of Graham Packaging’s cost of sales, respectively.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $6 million, or 12%. The decrease was primarily due to cost savings initiatives.

Net Other. Net other expenses increased by $1 million to $2 million.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Graham Packaging segment is as follows:

	For the three month period ended June 30,
(In $ million)	2017	2016
Profit from operating activities	41	44
Depreciation and amortization	66	68
EBITDA	107	112
Included in Graham Packaging segment EBITDA:
Other	2	4
Graham Packaging segment Adjusted EBITDA	109	116

Evergreen Segment

	For the three month period ended June 30,
(In $ million, except for %)	2017	% of segment revenue	2016	% of segment revenue	Change	% change
External revenue	347	92%	372	93%	(25)	(7)%
Inter-segment revenue	31	8%	30	7%	1	3%
Total segment revenue	378	100%	402	100%	(24)	(6)%
Cost of sales	(310)	(82)%	(320)	(80)%	10	3%
Gross profit	68	18%	82	20%	(14)	(17)%
Selling, marketing and distribution expenses/ General and administration expenses	(20)	(5)%	(23)	(6)%	3	13%
Net other income (expenses)	—	—%	3	1%	(3)	(100)%
Profit from operating activities	48	13%	62	15%	(14)	(23)%
Evergreen segment Adjusted EBITDA	64	17%	76	19%	(12)	(16)%

Revenue. Total segment revenue decreased by $24 million, or 6%. Revenue from paper products decreased by $13 million primarily due to lower sales volume and lower pricing as a result of ongoing market conditions. Revenue from carton packaging decreased by $12 million due to lower sales volume and slightly lower pricing. These decreases were partially offset by an increase in revenue from liquid packaging board, primarily due to higher sales volume, partially offset by lower pricing as a result of competitive pressures within the liquid packaging board market.

Cost of Sales. Cost of sales decreased by $10 million, or 3%. The decrease was primarily due to the previously discussed overall decline in sales volume. For the three month periods ended June 30, 2017 and June 30, 2016, raw material costs accounted for 42% of Evergreen’s cost of sales.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $3 million, or 13%.

Net Other. Net other income decreased by $3 million.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Evergreen segment is as follows:

	For the three month period ended June 30,
(In $ million)	2017	2016
Profit from operating activities	48	62
Depreciation and amortization	15	14
EBITDA	63	76
Included in Evergreen segment EBITDA:
Other	1	—
Evergreen segment Adjusted EBITDA	64	76

Closures Segment

	For the three month period ended June 30,
(In $ million, except for %)	2017	% of segment revenue	2016	% of segment revenue	Change	% change
External revenue	242	98%	250	98%	(8)	(3)%
Inter-segment revenue	4	2%	5	2%	(1)	(20)%
Total segment revenue	246	100%	255	100%	(9)	(4)%
Cost of sales	(202)	(82)%	(205)	(80)%	3	1%
Gross profit	44	18%	50	20%	(6)	(12)%
Selling, marketing and distribution expenses/ General and administration expenses	(25)	(10)%	(24)	(9)%	(1)	(4)%
Net other income (expenses)	2	1%	(3)	(1)%	5	NM
Profit from operating activities	21	9%	23	9%	(2)	(9)%
Closures segment Adjusted EBITDA	37	15%	41	16%	(4)	(10)%

Revenue. Total segment revenue decreased by $9 million, or 4%.The decrease was primarily due to lower sales volumes, mostly in Europe and South America due to decreased customer demand as a result of general economic conditions, partially offset by higher sales volumes in Asia. Revenue also decreased due to an unfavorable foreign currency impact and lower pricing primarily as a result of competitive pressures in the closures market, partially offset by favorable product mix.

Cost of Sales. Cost of sales decreased by $3 million, or 1%. The decrease was primarily due to a $5 million favorable foreign currency impact and lower sales volume, partially offset by $9 million of higher raw material costs, mostly resin. For the three month periods ended June 30, 2017 and June 30, 2016, raw material costs accounted for 61% and 59% of Closures’ cost of sales, respectively.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $1 million, or 4%.

Net Other. Net other changed by $5 million, resulting in net other income of $2 million. The change was primarily due to a favorable foreign currency impact.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Closures segment is as follows:

	For the three month period ended June 30,
(In $ million)	2017	2016
Profit from operating activities	21	23
Depreciation and amortization	15	17
EBITDA	36	40
Included in Closures segment EBITDA:
Other	1	1
Closures segment Adjusted EBITDA	37	41

Corporate/Unallocated

	For the three month period ended June 30,
(In $ million, except for %)	2017	2016	Change	% change
Gross profit (loss)	—	1	(1)	(100)%
Selling, marketing and distribution expenses/General and administration expenses	(28)	(24)	(4)	(17)%
Net other income (expenses)	(7)	(10)	3	30%
Loss from operating activities	(35)	(33)	(2)	(6)%
Corporate/Unallocated Adjusted EBITDA	(12)	(7)	(5)	(71)%

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $4 million, or 17%.

Net Other. Net other expenses decreased by $3 million to $7 million.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of loss from operating activities to EBITDA and Adjusted EBITDA for Corporate/Unallocated is as follows:

	For the three month period ended June 30,
(In $ million)	2017	2016
Loss from operating activities	(35)	(33)
EBITDA	(35)	(33)
Included in Corporate/Unallocated EBITDA:
Non-cash pension expense	17	16
Related party management fee	8	9
Other	(2)	1
Corporate/Unallocated Adjusted EBITDA	(12)	(7)

Results of Operations

Six month period ended June 30, 2017 compared to the six month period ended June 30, 2016

RGHL Group

	For the six month period ended June 30,
(In $ million, except for %)	2017	% of revenue	2016	% of revenue	Change	% change
Revenue	5,143	100%	5,301	100%	(158)	(3)%
Cost of sales	(4,030)	(78)%	(4,126)	(78)%	96	2%
Gross profit	1,113	22%	1,175	22%	(62)	(5)%
Selling, marketing and distribution expenses/General and administration expenses	(505)	(10)%	(522)	(10)%	17	3%
Net other income (expenses)	(37)	(1)%	(20)	—%	(17)	(85)%
Profit from operating activities	571	11%	633	12%	(62)	(10)%
Financial income	148	3%	235	4%	(87)	(37)%
Financial expenses	(422)	(8)%	(590)	(11)%	168	28%
Net financial income (expenses)	(274)	(5)%	(355)	(7)%	81	23%
Profit (loss) from continuing operations before income tax	297	6%	278	5%	19	7%
Income tax (expense) benefit	(91)	(2)%	(111)	(2)%	20	18%
Profit (loss) from continuing operations	206	4%	167	3%	39	23%
Profit (loss) from discontinued operations, net of income tax	1	NM	5	NM	(4)	NM
Profit (loss) for the period	207	NM	172	NM	35	NM
Depreciation and amortization from continuing operations	334	6%	353	7%	19	5%
RGHL Group Adjusted EBITDA(1) from continuing operations	992	19%	1,077	20%	(85)	(8)%

(1)	Refer to page 2 under the heading “Non-GAAP Financial Measures” for additional information related to this financial measure.

Revenue. Revenue decreased by $158 million, or 3%. The decrease was primarily due to lower sales volume across all segments. Revenue was also unfavorably impacted by $36 million due to business divestitures at Pactiv Foodservice, lower pricing and a $14 million unfavorable change in foreign currency rates.

Cost of Sales. Cost of sales decreased by $96 million, or 2%. The decrease was primarily due to lower sales volume across all segments. The decrease also included $32 million from business divestitures at Pactiv Foodservice, lower depreciation expense, favorable foreign currency rates and lower restructuring costs. The decreases were partially offset by net unfavorable raw material costs.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $17 million, or 3%. The decrease was primarily due to lower operational process engineering-related consultancy and restructuring costs.

Net Other. Net other expenses increased by $17 million to $37 million. The increase included a $16 million unfavorable change in unrealized gains and losses on derivatives and a $13 million loss on the sale of businesses, partially offset by a decrease in asset impairment charges and a favorable foreign currency impact.

Net Financial Income (Expenses). Net financial expenses decreased by $81 million to $274 million. There was a $155 million decrease in interest expense, primarily as a result of the debt repayments. There was also a decrease of $40 million in losses on extinguishment of debt compared to the prior year period. These decreases were partially offset by an unfavorable change of $75 million in the fair value of embedded derivatives. For more information regarding financial income (expenses) and borrowings, refer to notes 8 and 12.

Income Tax. We recognized income tax expense of $91 million on income before income tax of $297 million (an effective tax rate of 31%) in the six month period ended June 30, 2017 as compared to income tax expense of $111 million on income before income tax of $278 million (an effective tax rate of 40%) for the six month period ended June 30, 2016. The effective tax rate in both periods reflects (i) changes in the mix of book income and losses taxed at varying rates among the jurisdictions in which the RGHL Group operates and (ii) the inability to realize a tax benefit for losses in certain jurisdictions. The 2017 effective tax rate also reflects the establishment of a $35 million deferred tax asset for unused tax losses previously unrecognized. For further information, including a reconciliation of income tax expense, refer to note 9.

Depreciation and Amortization. Depreciation and amortization decreased by $19 million. The decrease was primarily due to certain assets becoming fully depreciated or amortized at Pactiv Foodservice and Graham Packaging.

Discontinued Operations, Net of Income Tax. Profit from discontinued operations decreased by $4 million. These amounts were primarily due to the foreign currency impact on the euro-denominated consideration receivable.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for the RGHL Group is as follows:

	For the six month period ended June 30,
(In $ million)	2017	2016
Profit from operating activities	571	633
Depreciation and amortization from continuing operations	334	353
RGHL Group EBITDA(1) from continuing operations	905	986
Included in the RGHL Group EBITDA:
Asset impairment charges, net of reversals	3	10
(Gain) loss on sale of businesses	13	—
Non-cash change in multi-employer pension plan withdrawal liability	1	5
Non-cash pension expense	34	33
Operational process engineering-related consultancy costs	2	11
Related party management fee	14	16
Restructuring costs, net of reversals	12	21
Unrealized (gain) loss on derivatives	11	(7)
Other	(3)	2
RGHL Group Adjusted EBITDA(1) from continuing operations	992	1,077
Segment detail of Adjusted EBITDA:
Reynolds Consumer Products	292	318
Pactiv Foodservice	319	335
Graham Packaging	206	225
Evergreen	127	142
Closures	69	72
Corporate/Unallocated(2)	(21)	(15)
RGHL Group Adjusted EBITDA from continuing operations	992	1,077

(1)	Refer to page 2 under the heading “Non-GAAP Financial Measures” for additional information related to these financial measures.

(2)
Corporate/Unallocated includes holding companies and certain debt issuer companies which support the entire RGHL Group and which are not part of a specific segment. It also includes eliminations of transactions between segments.

Reynolds Consumer Products Segment

	For the six month period ended June 30,
(In $ million, except for %)	2017	% of segment revenue	2016	% of segment revenue	Change	% change
External revenue	1,305	95%	1,325	95%	(20)	(2)%
Inter-segment revenue	75	5%	67	5%	8	12%
Total segment revenue	1,380	100%	1,392	100%	(12)	(1)%
Cost of sales	(994)	(72)%	(987)	(71)%	(7)	(1)%
Gross profit	386	28%	405	29%	(19)	(5)%
Selling, marketing and distribution expenses/ General and administration expenses	(139)	(10)%	(131)	(9)%	(8)	(6)%
Net other income (expenses)	1	—%	8	1%	(7)	(88)%
Profit from operating activities	248	18%	282	20%	(34)	(12)%
Reynolds Consumer Products segment Adjusted EBITDA	292	21%	318	23%	(26)	(8)%

Revenue. Total segment revenue decreased by $12 million, or 1%. The decrease was primarily due to decreased sales volume of $23 million, partially offset by a reduction in trade spending.

Cost of Sales. Cost of sales increased by $7 million, or 1%. The increase was primarily due to higher raw material costs. For the six month periods ended June 30, 2017 and June 30, 2016, raw material costs accounted for 65% of Reynolds Consumer Products’ cost of sales.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $8 million, or 6%. The increase was primarily due to higher employee-related costs and higher advertising costs.

Net Other. Net other income decreased by $7 million to $1 million. The decrease was primarily due to an unfavorable change in unrealized gains and losses on derivatives. This item has been included in the segment’s Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Reynolds Consumer Products segment is as follows:

	For the six month period ended June 30,
(In $ million)	2017	2016
Profit from operating activities	248	282
Depreciation and amortization	43	43
EBITDA	291	325
Included in Reynolds Consumer Products segment EBITDA:
Unrealized (gain) loss on derivatives	1	(7)
Reynolds Consumer Products segment Adjusted EBITDA	292	318

Pactiv Foodservice Segment

	For the six month period ended June 30,
(In $ million, except for %)	2017	% of segment revenue	2016	% of segment revenue	Change	% change
External revenue	1,582	86%	1,611	86%	(29)	(2)%
Inter-segment revenue	248	14%	252	14%	(4)	(2)%
Total segment revenue	1,830	100%	1,863	100%	(33)	(2)%
Cost of sales	(1,491)	(81)%	(1,520)	(82)%	29	2%
Gross profit	339	19%	343	18%	(4)	(1)%
Selling, marketing and distribution expenses/ General and administration expenses	(129)	(7)%	(144)	(8)%	15	10%
Net other income (expenses)	(21)	(1)%	(5)	—%	(16)	NM
Profit from operating activities	189	10%	194	10%	(5)	(3)%
Pactiv Foodservice segment Adjusted EBITDA	319	17%	335	18%	(16)	(5)%

Revenue. Total segment revenue decreased by $33 million, or 2%. The decrease was primarily due to $36 million from business divestitures, an unfavorable foreign currency impact and unfavorable sales volume across the ongoing business. These decreases were partially offset by $13 million of higher pricing passed through, net of product mix impacts.

Cost of Sales. Cost of sales decreased by $29 million, or 2%. The decrease was primarily due to $32 million of lower costs due to business divestitures, lower depreciation expense, lower restructuring costs and a favorable foreign currency impact. These decreases were partially offset by higher raw material costs. For the six month periods ended June 30, 2017 and June 30, 2016, raw material costs accounted for 59% and 57% of Pactiv Foodservice’s cost of sales, respectively.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $15 million, or 10%. The decrease was primarily due to lower operational process engineering-related consultancy costs and lower employee-related costs as a result of prior year restructuring initiatives as well as business divestitures.

Net Other. Net other expenses increased by $16 million to $21 million. The increase was primarily due to a $10 million loss on sale of businesses and an unfavorable change in unrealized gains and losses on derivatives. These items have been included in the segment’s Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Pactiv Foodservice segment is as follows:

	For the six month period ended June 30,
(In $ million)	2017	2016
Profit from operating activities	189	194
Depreciation and amortization	103	115
EBITDA	292	309
Included in Pactiv Foodservice segment EBITDA:
(Gain) loss on sale of businesses	10	—
Operational process engineering-related consultancy costs	2	11
Restructuring costs, net of reversals	6	10
Unrealized (gain) loss on derivatives	9	2
Other	—	3
Pactiv Foodservice segment Adjusted EBITDA	319	335

Graham Packaging Segment

	For the six month period ended June 30,
(In $ million, except for %)	2017	% of segment revenue	2016	% of segment revenue	Change	% change
External revenue	1,102	100%	1,158	100%	(56)	(5)%
Inter-segment revenue	—	—%	—	—%	—	—%
Total segment revenue	1,102	100%	1,158	100%	(56)	(5)%
Cost of sales	(932)	(85)%	(974)	(84)%	42	4%
Gross profit	170	15%	184	16%	(14)	(8)%
Selling, marketing and distribution expenses/General and administration expenses	(94)	(9)%	(103)	(9)%	9	9%
Net other income (expenses)	(4)	—%	(5)	—%	1	20%
Profit from operating activities	72	7%	76	7%	(4)	(5)%
Graham Packaging segment Adjusted EBITDA	206	19%	225	19%	(19)	(8)%

Revenue. Revenue decreased by $56 million, or 5%. The decrease was primarily due to a $30 million decrease in sales volume and a decline in pricing. The decrease in sales volume was primarily due to net contract losses and overall market softness.

Cost of Sales. Cost of sales decreased by $42 million, or 4%. The decrease was primarily due to $23 million in lower sales volume, lower depreciation expense as certain assets became fully depreciated and a decrease in restructuring charges. The restructuring costs have been included in the segment’s Adjusted EBITDA calculation. For the six month periods ended June 30, 2017 and June 30, 2016, raw material costs accounted for 52% and 53% of Graham Packaging’s cost of sales, respectively.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $9 million, or 9%. The decrease was primarily due to cost savings initiatives and a decrease in restructuring costs.

Net Other. Net other expenses decreased by $1 million to $4 million. The decrease was primarily due to a decrease in asset impairment charges, partially offset by a loss on the sale of a business in the current year. These items have been included in the segment’s Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Graham Packaging segment is as follows:

	For the six month period ended June 30,
(In $ million)	2017	2016
Profit from operating activities	72	76
Depreciation and amortization	128	135
EBITDA	200	211
Included in Graham Packaging segment EBITDA:
Asset impairment charges, net of reversals	2	5
Restructuring costs, net of reversals	2	8
Other	2	1
Graham Packaging segment Adjusted EBITDA	206	225

Evergreen Segment

	For the six month period ended June 30,
(In $ million, except for %)	2017	% of segment revenue	2016	% of segment revenue	Change	% change
External revenue	710	93%	742	93%	(32)	(4)%
Inter-segment revenue	57	7%	60	7%	(3)	(5)%
Total segment revenue	767	100%	802	100%	(35)	(4)%
Cost of sales	(629)	(82)%	(648)	(81)%	19	3%
Gross profit	138	18%	154	19%	(16)	(10)%
Selling, marketing and distribution expenses/ General and administration expenses	(42)	(5)%	(46)	(6)%	4	9%
Net other income (expenses)	—	—%	5	1%	(5)	(100)%
Profit from operating activities	96	13%	113	14%	(17)	(15)%
Evergreen segment Adjusted EBITDA	127	17%	142	18%	(15)	(11)%

Revenue. Total segment revenue decreased by $35 million, or 4%. Revenue from paper products decreased by $28 million primarily due to lower sales volume and lower pricing as a result of ongoing market conditions. Revenue from carton packaging decreased $15 million primarily due to lower sales volume, and was partially offset by increased pricing. These decreases were partially offset by an increase in revenue of $8 million from liquid packaging board, primarily due to higher sales volume, partially offset by lower pricing as a result of competitive pressures within the liquid packaging board market.

Cost of Sales. Cost of sales decreased by $19 million, or 3%. The decrease was primarily due to the previously discussed overall decline in sales volume. For the six month periods ended June 30, 2017 and June 30, 2016, raw material costs accounted for 41% and 42% of Evergreen’s cost of sales, respectively.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $4 million, or 9%.

Net Other. Net other income decreased by $5 million. The decrease was primarily due to an unfavorable change in unrealized gains and losses on derivatives. This item has been included in the segment’s Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Evergreen segment is as follows:

	For the six month period ended June 30,
(In $ million)	2017	2016
Profit from operating activities	96	113
Depreciation and amortization	29	27
EBITDA	125	140
Included in Evergreen segment EBITDA:
Non-cash change in multi-employer pension plan withdrawal liability	1	5
Unrealized (gain) loss on derivatives	1	(2)
Other	—	(1)
Evergreen segment Adjusted EBITDA	127	142

Closures Segment

	For the six month period ended June 30,
(In $ million, except for %)	2017	% of segment revenue	2016	% of segment revenue	Change	% change
External revenue	444	98%	465	98%	(21)	(5)%
Inter-segment revenue	8	2%	9	2%	(1)	(11)%
Total segment revenue	452	100%	474	100%	(22)	(5)%
Cost of sales	(372)	(82)%	(386)	(81)%	14	4%
Gross profit	80	18%	88	19%	(8)	(9)%
Selling, marketing and distribution expenses/ General and administration expenses	(47)	(10)%	(49)	(10)%	2	4%
Net other income (expenses)	—	—%	(5)	(1)%	5	100%
Profit from operating activities	33	7%	34	7%	(1)	(3)%
Closures segment Adjusted EBITDA	69	15%	72	15%	(3)	(4)%

Revenue. Total segment revenue decreased by $22 million, or 5%. The decrease was primarily due to $15 million of lower sales volumes, mostly in Europe and South America due to decreased customer demand as a result of general economic conditions, partially offset by higher sales volumes in Asia. Revenue also decreased due to an unfavorable foreign currency impact and lower pricing primarily as a result of competitive pressures in the closures market, partially offset by favorable product mix.

Cost of Sales. Cost of sales decreased by $14 million, or 4%. The decrease was primarily due to $11 million of lower sales volume, a favorable foreign currency impact and lower manufacturing costs. These decreases were partially offset by higher raw material costs, mostly resin. For the six month periods ended June 30, 2017 and June 30, 2016, raw material costs accounted for 59% of Closures’ cost of sales.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $2 million, or 4%.

Net Other. Net other expenses decreased by $5 million. The decrease was primarily due to a favorable foreign currency impact.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Closures segment is as follows:

	For the six month period ended June 30,
(In $ million)	2017	2016
Profit from operating activities	33	34
Depreciation and amortization	31	33
EBITDA	64	67
Included in Closures segment EBITDA:
Restructuring costs, net of reversals	3	3
Other	2	2
Closures segment Adjusted EBITDA	69	72

Corporate/Unallocated

	For the six month period ended June 30,
(In $ million, except for %)	2017	2016	Change	% change
Gross profit (loss)	—	1	(1)	NM
Selling, marketing and distribution expenses/General and administration expenses	(54)	(49)	(5)	(10)%
Net other income (expenses)	(13)	(18)	5	28%
Loss from operating activities	(67)	(66)	(1)	(2)%
Corporate/Unallocated Adjusted EBITDA	(21)	(15)	(6)	(40)%

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $5 million.

Net Other. Net other expenses decreased by $5 million to $13 million.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of loss from operating activities to EBITDA and Adjusted EBITDA for Corporate/Unallocated is as follows:

	For the six month period ended June 30,
(In $ million)	2017	2016
Loss from operating activities	(67)	(66)
EBITDA	(67)	(66)
Included in Corporate/Unallocated EBITDA:
Non-cash pension expense	34	33
Related party management fee	14	16
Other	(2)	2
Corporate/Unallocated Adjusted EBITDA	(21)	(15)

Differences Between the RGHL Group and the Beverage Packaging Group Results of Operations
The indentures governing certain of our outstanding notes also require us to provide certain information for Beverage Packaging Holdings (Luxembourg) I S.A. and its consolidated subsidiaries ("Beverage Packaging Group"). The information presented in the RGHL Group unaudited condensed consolidated financial statements is substantially equivalent to the information that would be presented in the Beverage Packaging Group financial statements. Accordingly, separate Beverage Packaging Group financial statements are not included in this quarterly report. RGHL is a holding company. Consequently, there are no differences between the revenue and gross profit amounts presented in the RGHL Group unaudited condensed consolidated financial statements and the revenue and gross profit amounts that would be included in the Beverage Packaging Group financial statements. The differences in the profit (loss) before income tax are primarily due to related party interest income and expenses that are recognized by RGHL, intercompany amounts between RGHL and the members of the Beverage Packaging Group that eliminate on consolidation of the RGHL Group, foreign currency exchange movements on the related party balances of RGHL, management fee expense recognized by RGHL and incidental RGHL corporate expenses, as applicable in a given period.

Differences between the RGHL Group statement of financial position and the financial position of the Beverage Packaging Group are primarily attributable to the related party receivables and borrowings of RGHL and balances between RGHL and the Beverage Packaging Group.

Differences between the RGHL Group statement of cash flows and the cash flows of the Beverage Packaging Group primarily relate to the management fee, loans with RGHL and transactions associated with share capital.

Liquidity and Capital Resources
Historical Cash Flows
The following table discloses the RGHL Group’s cash flows for the periods presented:

	For the six month period ended June 30,
(In $ million)	2017	2016
Net cash flows from (used in) operating activities	197	232
Net cash flows from (used in) investing activities	(178)	(139)
Net cash flows from (used in) financing activities	(631)	(789)
Net increase (decrease) in cash and cash equivalents	(612)	(696)

Cash Flows from (used in) Operating Activities
Cash from operating activities was $197 million compared to cash from operating activities of $232 million in the prior year period. The current year includes a lower Adjusted EBITDA contribution, an increase in the build of working capital of $138 million over the prior year period as well as an increase in employee benefit and provision payments. These increases in cash used in operating activities were partially offset by a decrease of $214 million in interest payments due to a reduction in outstanding principal borrowings amounts as well as a reduction of $59 million in redemption premium payments.
Cash Flows from (used in) Investing Activities
Cash used in investing activities was $178 million compared to cash used in investing activities of $139 million in the prior year period. The current year includes an increase of $49 million in capital expenditures. Refer to “— Capital Expenditures” for additional information regarding expenditures on property, plant and equipment and intangible assets.

Cash Flows from (used in) Financing Activities
The net cash outflow during each respective period is summarized as follows:

	For the six month period ended June 30,
(In $ million)	2017	2016
Drawdown of borrowings	452	3,079
Repayment of borrowings	(1,070)	(3,819)
Payment of debt transaction costs	(10)	(45)
Other	(3)	(4)
Net cash outflow	(631)	(789)

Refer to note 12 of the RGHL Group’s interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for additional information related to each of our borrowings.

Capital Expenditures

Capital expenditures were $187 million compared to $138 million in the prior year period. The increase reflects higher investments made in the current year period as well as the timing of expenditures.

We incurred $324 million in capital expenditures in 2016 and we expect to incur approximately $375 million in capital expenditures during 2017 (excluding acquisitions) largely to support business growth, cost reduction and business maintenance. We expect to fund these expenditures with cash flows from operations. Actual capital expenditures may differ.

Liquidity and Capital Resources
We have substantial debt and debt service obligations. As of June 30, 2017, our total indebtedness of $11,581 million was comprised of the outstanding principal amounts of our borrowings.

Our sources of liquidity for the future are expected to be our existing cash resources, cash flows from operations, drawings under the revolving credit facility of our Credit Agreement, borrowings under the 2017 Securitization Facility (as defined below) and local working capital facilities. In addition to our cash and cash equivalents, as of June 30, 2017, we had $237 million available for drawing under our revolving credit facility. Our revolving credit facility matures in August 2021.

Our ability to borrow under our revolving credit facility or our other local working capital facilities may be limited by the terms of such indebtedness or other indebtedness (including the Reynolds Notes), including financial covenants.

On February 7, 2017, the RGHL Group entered into an incremental assumption agreement and incurred $3,315 million and €249 million of term loans thereunder. The proceeds of these incremental term loans were used to repay in full the outstanding U.S. and European term loans under the Credit Agreement. The net effect resulted in a 0.25% reduction in the current margin applicable to the outstanding U.S. and European term loans and a reduction in the LIBOR floor of the U.S. term loans by 100 basis points to 0.000%. The Credit Agreement continues to include an additional reduction in interest rates of 0.25% upon certain upgrades in RGHL’s credit rating.

On February 15, 2017, the RGHL Group redeemed all of the $345 million aggregate principal amount outstanding of 8.250% Senior Notes due 2021 at a redemption price of 102.750% plus accrued and unpaid interest.

On March 22, 2017, the RGHL Group entered into a receivables loan and security agreement with the lenders governing the securitization facility (the “2017 Securitization Facility”), of which $452 million was drawn on the closing date. The proceeds and cash were used to repay and extinguish all amounts outstanding under the previous securitization facility and pay transaction fees and expenses. The 2017 Securitization Facility matures on March 22, 2022. Consistent with the previous facility: (i) the amount that can be borrowed is calculated by reference to a funding base determined by the amount of eligible trade receivables; (ii) the 2017 Securitization Facility is secured by all of the assets of the borrower, which are primarily the eligible trade receivables and cash; and (iii) the terms of the arrangement do not result in the derecognition of the trade receivables by the RGHL Group. The interest rate margin on the 2017 Securitization Facility was reduced to 1.75% from 1.90%.

On June 15, 2017, the RGHL Group repaid upon maturity all of the $300 million aggregate principal amount outstanding of 8.125% Debentures due 2017.

Our annualized cash interest obligations on our outstanding indebtedness are expected to be approximately $612 million, assuming interest on our floating rate debt continues to accrue at the current interest rates as of June 30, 2017 and there is no change in the current euro-to-U.S. dollar exchange rate for euro-denominated interest obligations. In addition, $16 million of 6.400% Notes due 2018 mature on January 15, 2018. We expect to meet our debt service obligations with our existing cash resources and cash flows from operations. Refer to note 12 of the RGHL Group’s interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for details related to our debt and related repayment terms.

Under the indentures governing the Reynolds Notes we may incur additional indebtedness either by satisfying certain incurrence tests or by incurring such additional indebtedness under certain specific categories of permitted debt. Indebtedness may be incurred under the incurrence tests if the fixed charge coverage ratio is at least 2.00 to 1.00 on a pro forma basis and (i) under the indentures governing certain of our Reynolds Senior Secured Notes, the liens securing first lien secured indebtedness do not exceed a 3.50 to 1.00 senior secured leverage ratio, (ii) under the indentures governing our Reynolds Notes, the liens securing any secured indebtedness do not exceed a 4.50 to 1.00 secured leverage ratio and (iii) under the indentures governing the 5.125% Senior Secured Notes due 2023 and the Floating Rate Senior Secured Notes due 2021, the liens securing first lien secured indebtedness do not exceed a 4.50 to 1.00 senior secured first lien leverage ratio.

Under the Credit Agreement, we may incur additional indebtedness either by satisfying certain incurrence tests or by incurring such additional indebtedness under certain specific categories of permitted debt. Incremental senior secured indebtedness under the Credit Agreement and senior secured or unsecured notes in lieu thereof are permitted to be incurred up to an aggregate principal amount of $750 million subject to pro forma compliance with the Credit Agreement’s total secured leverage ratio covenant. In addition, we may incur incremental senior secured indebtedness under the Credit Agreement and senior secured notes in an unlimited amount so long as our total secured leverage ratio does not exceed 4.50 to 1.00 on a pro forma basis and (in the case of incremental senior secured indebtedness under the Credit Agreement only) we are in pro forma compliance with the total secured leverage ratio covenant included in the Credit Agreement. The incurrence of unsecured indebtedness, including the issuance of senior notes, and unsecured subordinated indebtedness is also permitted if the fixed charge coverage ratio covenant is at least 2.00 to 1.00 on a pro forma basis.

The Credit Agreement and the indentures governing the Reynolds Notes generally allow subsidiaries of RGHL to transfer funds in the form of cash dividends, loans or advances within the RGHL Group.

We believe that our cash flows from operations and existing available cash, together with our other available external financing sources, will be adequate to meet our future liquidity needs for the next year. We are currently in compliance with the covenants under the Credit Agreement and our other outstanding indebtedness, including the Reynolds Notes. We expect to remain in compliance with our covenants.

Our future operating performance and our ability to service or refinance the Credit Agreement, our outstanding notes and other indebtedness are subject to economic conditions and financial, business and other factors, many of which are beyond our control.

We may from time to time seek to issue additional indebtedness depending on market conditions, our liquidity requirements and other considerations.

We or our affiliates may from time to time seek to retire or repurchase our outstanding indebtedness in open market purchases, privately negotiated transactions or otherwise. Such transactions, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other considerations.

Embedded Derivatives
We have separately recognized embedded derivative assets in relation to the early call feature on certain borrowings. Embedded derivatives are measured at fair value with changes in fair value recognized through net financial income (expenses) in the statement of comprehensive income as a component of profit or loss. As of June 30, 2017, our non-current derivative asset associated with embedded derivatives was $375 million. The fair value of the embedded derivatives is calculated using industry standard models that consider various assumptions, such as quoted market prices, time value and volatility factors for the underlying instruments. Changes in any one or more of these assumptions could have a significant impact on the value of embedded derivatives.

Contractual Obligations
The following table summarizes our material contractual obligations as of June 30, 2017:

	Payments, due by period, as of June 30, 2017
(In $ million)	Total	Less than one year	One to three years	Three to five years	Greater than five years
Trade and other payables	1,065	1,065	—	—	—
Financial liabilities(1)	14,698	1,111	1,262	5,537	6,788
Operating leases	398	104	147	82	65
Unconditional capital expenditure obligations	108	108	—	—	—
Total contractual obligations	16,269	2,388	1,409	5,619	6,853

(1)
Total repayments of financial liabilities consist of the principal amounts, fixed and floating rate interest obligations and the cash flows associated with commodity and other derivative instruments. The exchange rate on euro-denominated borrowings and the interest rate on the floating rate debt balances have been assumed to be the same as the rates in effect as of June 30, 2017.

As of June 30, 2017, our liabilities for pensions, post-employment benefits and uncertain tax positions totaled $1,135 million. We are unable to determine the ultimate timing of these liabilities; therefore, we have excluded these amounts from the contractual obligations table above. The RGHL Group expects to make pension contribution payments of approximately $18 million during the remainder of 2017.

The RGHL Group is required to make annual prepayments of term loans with up to 50% of excess cash flow (which will be reduced to 25% or 0% if specified senior secured first lien leverage ratios are met) as determined in accordance with the Credit Agreement. No excess cash flow prepayments will be due in 2017 for the year ended December 31, 2016.

Contingent Liabilities
The RGHL Group’s financing agreements permit the payment to related parties of management, consulting, monitoring and advising fees (the “Management Fee”) of up to 1.5% of the RGHL Group’s Adjusted EBITDA (as defined in the financing agreements) for the previous year. During the year ended December 31, 2016, Rank Group Limited charged the RGHL Group a Management Fee of $15 million in relation to the 2009 and 2010 financial years, of which $8 million was included in continuing operations with the remainder included in discontinued operations. However, the Credit Agreement permits the RGHL Group to pay an additional Management Fee of up to $22 million in respect of the 2009 and 2010 financial years. No amount has been accrued in respect of the remaining 2009 and 2010 permitted Management Fee of up to $22 million.

As part of the agreements for the sale of various businesses, the RGHL Group has provided certain warranties and indemnities to the respective purchasers as set out in the respective sale agreements. These warranties and indemnities are subject to various terms and conditions affecting the duration and total amount of the indemnities. As of June 30, 2017, the RGHL Group is not aware of any material claims under these agreements that would give rise to an additional liability. However, if such claims arise in the future, they could have a material effect on the RGHL Group’s financial position, results of operations and cash flows.
Off-Balance Sheet Arrangements
Other than operating leases entered into in the normal course of business, we have no material off-balance sheet obligations.

Accounting Principles
Our interim unaudited condensed consolidated financial statements have been prepared in accordance with IFRS and International Financial Reporting Interpretations Committee Interpretations as issued by the IASB.

Critical Accounting Policies
For a summary of our critical accounting policies, refer to “Part I — Item 5. Operating and Financial Review and Prospects — Critical Accounting Policies” of our Annual Report. Our critical accounting policies have not changed from those disclosed in our Annual Report.

In connection with the goodwill impairment test for the year ended December 31, 2016, the RGHL Group determined that Graham Packaging’s goodwill was not impaired, but the value of the segment exceeded its carrying amount of $3.2 billion by approximately 5%. A change of 3% in the forecasted EBITDA, forecasted cash flows or discount rate or a 1% change in the estimated earnings multiple for Graham Packaging could result in a goodwill impairment. No triggering events that would require further testing of goodwill impairment were identified during the six month period ended June 30, 2017.

Recently Issued Accounting Pronouncements

Refer to note 2.2 of the RGHL Group’s interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for information regarding new and revised accounting standards and interpretations.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

In the normal course of business we are subject to risks from adverse fluctuations in interest and foreign currency exchange rates and commodity prices. We manage these risks through a combination of an appropriate mix between variable rate and fixed rate borrowings, interest rate swaps and natural offsets of foreign currency receipts and payments, supplemented by forward foreign currency exchange contracts and commodity derivatives. Derivative contracts are not used for trading or speculative purposes. The extent to which we use derivative instruments is dependent upon our access to them in the financial markets, the costs associated with entering into such arrangements and our use of other risk management methods, such as netting exposures for foreign currency exchange risk and establishing sales arrangements that permit the pass-through of changes in commodity prices to customers. Our objective in managing our exposure to market risk is to limit the impact on earnings and cash flow.

Interest Rate Risk

We had significant debt commitments outstanding as of June 30, 2017. These on-balance sheet financial instruments, to the extent they accrue interest at variable interest rates, expose us to interest rate risk. Our interest rate risk arises primarily on significant borrowings that are denominated in U.S. dollars and euros that are drawn under our Floating Rate Senior Secured Notes, our Credit Agreement and our 2017 Securitization Facility. As of June 30, 2017, the Floating Rate Senior Secured Notes accrued interest at a floating rate with no floor. As of June 30, 2017, the Credit Agreement included interest rate floors of 0.0% per annum on the revolving loan and the U.S. and European term loans. As of June 30, 2017, the 2017 Securitization Facility accrued interest at a floating rate with no floor.

The underlying rate for our Floating Rate Senior Secured Notes due 2021 is the three-month Dollar LIBO Rate. As of June 30, 2017, the applicable three-month Dollar LIBO Rate was 1.16%. In July 2016, the RGHL Group entered into a $750 million interest rate swap agreement to mitigate the interest rate risk exposure of the Floating Rate Senior Secured Notes due 2021. While the RGHL Group has elected not to adopt hedge accounting, the economic effect of this derivative is that the effective interest rate on the Floating Rate Senior Secured Notes due 2021 is fixed at 4.670% from October 15, 2016.

The underlying rates for our Credit Agreement are the one-month LIBOR and EURIBOR, and as of June 30, 2017 the applicable rates were 1.23% and (0.37)%, respectively. Based on our outstanding debt commitments as of June 30, 2017, a one-year timeframe and all other variables, in particular foreign currency exchange rates, remaining constant, a 100 basis point increase in interest rates would result in a $33 million increase in interest expense on the U.S. term loan and a $2 million increase in interest expense on the European term loan under our Credit Agreement. A 100 basis point decrease in interest rates would result in a $33 million decrease in interest expense on the U.S. term loan and would have no impact on interest expense for the European term loan due to the EURIBOR floor under our Credit Agreement.

The underlying rate for our 2017 Securitization Facility is the one-month LIBOR. As of June 30, 2017, the applicable one-month LIBOR was 1.21%. Based on our outstanding debt commitments under our 2017 Securitization Facility as of June 30, 2017, a one-year timeframe and all other variables remaining constant, a 100 basis point increase (decrease) in the underlying interest rates would result in a $5 million increase (decrease) in interest expense.

Foreign Currency Exchange Rate Risk

As a result of our international operations, we are exposed to foreign currency exchange risk arising from sales, purchases, assets and borrowings that are denominated in currencies other than the functional currencies of the respective entities. We are also exposed to foreign currency exchange risk on certain intercompany borrowings between certain of our entities with different functional currencies.

In accordance with our treasury policy, we take advantage of natural offsets to the extent possible. On a limited basis, we use contracts to hedge residual foreign currency exchange risk arising from receipts and payments denominated in foreign currencies. We generally do not hedge our exposure to translation gains or losses in respect of our non-U.S. dollar functional currency assets or liabilities. Additionally, when considered appropriate, we may enter into forward exchange contracts to hedge foreign currency exchange risk arising from specific transactions. The following table provides the details of our outstanding foreign currency derivative contracts as of June 30, 2017.

Type	Contract type	Currency	Contracted volume	Counter-currency	Contracted conversion range	Contracted date of maturity
Currency forwards	Sell	Canadian dollars	29,721,000		$1.2926 - 1.3597	Jul 2017 - Dec 2017

The fair values of the derivative contracts are derived from inputs based on quoted market prices or traded exchange market prices and represent the estimated amounts that we would pay or receive to terminate the contracts. As of June 30, 2017, the estimated fair values of the outstanding foreign currency exchange derivative contracts were a net liability of $1 million. During the six month period ended June 30, 2017, we recognized a $1 million unrealized loss and a less than $1 million realized gain in net other income (expenses) in the profit or loss component of the statement of comprehensive income related to foreign currency exchange derivatives.

A 10% upward (downward) movement in the price curve used to value the foreign currency derivative contracts, applied as of June 30, 2017, would have resulted in an increase (decrease) of less than $1 million in unrealized losses recognized in the statement of comprehensive income assuming all other variables remain constant.

Commodity Risk

We are exposed to commodity and other price risk principally from the purchase of resin (and its components), natural gas, electricity, aluminum and diesel. We use various strategies to manage cost exposures on certain raw material purchases with the objective of obtaining more predictable costs for these commodities. We generally enter into commodity financial instruments or derivatives to hedge commodity prices related to resin, aluminum, diesel and natural gas.

We enter into futures and swaps to reduce our exposure to commodity price fluctuations. These derivatives are implemented to either (a) mitigate the impact of the lag in timing between when raw material costs change and when we can pass on these raw material costs changes to our customers or (b) fix our input costs for a period of time. The following table provides the details of our outstanding commodity derivative contracts as of June 30, 2017.

Type	Unit of measure	Contracted volume	Contracted price range	Contracted date of maturity
Resin swaps	kiloliter	3,900	JPY 35,000 - JPY 38,900	Jul 2017 - Dec 2017
Aluminum swaps	metric tonne	41,782	$1,562 - $2,159	Jul 2017 - Dec 2018*
Aluminum Midwest Premium swaps	pound	5,499,496	$0.07 - $0.10	Jul 2017 - Dec 2018*
Natural gas swaps	million BTU	5,154,800	$2.82 - $3.36	Aug 2017 - Dec 2018
Paraxylene swaps	pound	64,998	$0.40 - $0.42	Aug 2017 - Sep 2017
Polymer-grade propylene swaps	pound	43,106,624	$0.35 - $0.40	Jul 2017 - Jan 2018
Benzene swaps	U.S. liquid gallon	13,204,868	$2.45 - $ 3.50	Aug 2017 - May 2018
Diesel swaps	U.S. liquid gallon	8,480,177	$2.46 - $2.75	Jul 2017 - Jun 2018
Low-density polyethylene swaps	pound	6,000,000	$0.81	Jul 2017 - Dec 2017
Ethylene	pound	7,103,649	$0.30 - $0.37	Jul 2017 - May 2018

*	Includes swaps that hedge the price of aluminum for a private label customer contract that expires in December 2018.

The fair values of the commodity derivative contracts are derived from inputs based on quoted market prices or traded exchange market prices and represent the estimated amounts that we would pay or receive to terminate the contracts. As of June 30, 2017, the estimated fair values of the outstanding commodity derivative contracts were a net liability of $5 million. During the six month period ended June 30, 2017, we recognized a $10 million unrealized loss in net other income (expenses) in the profit or loss component of the statement of comprehensive income and a $9 million realized gain as a component of cost of sales in the statement of comprehensive income related to commodity derivatives.

A 10% upward (downward) movement in the price curve used to value the commodity derivative contracts, applied as of June 30, 2017, would have resulted in an increase (decrease) of $1 million in unrealized losses recognized in the statement of comprehensive income assuming all other variables remain constant.

ITEM 4. CONTROLS AND PROCEDURES.
Evaluation of Disclosure Controls and Procedures

Our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) are designed to ensure that information required to be disclosed by us in reports we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the appropriate time periods, and that such information is accumulated and communicated to the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely discussions regarding required disclosure. We, under the supervision of and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of our disclosure controls and procedures. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures were effective as of June 30, 2017.

Changes in Internal Control over Financial Reporting

There have not been any changes in our internal control over financial reporting during the three month period ended June 30, 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II - OTHER INFORMATION
ITEM 1. LEGAL PROCEEDINGS.
We are involved in legal proceedings from time to time in the ordinary course of business. We believe that the outcome of these proceedings will not have a material effect on our financial condition, results of operations or cash flows. There have been no material changes to the legal proceedings disclosed in our Annual Report.

ITEM 1A. RISK FACTORS.
There have been no material changes in the risk factors disclosed in our Annual Report.

ITEM 2. UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS.
Not applicable.

ITEM 3. DEFAULTS UPON SENIOR SECURITIES.
Not applicable.

ITEM 4. MINE SAFETY DISCLOSURE.
Not applicable.

ITEM 5. OTHER INFORMATION.
Not applicable.

ITEM 6. EXHIBITS.

Exhibit Number	Description of Exhibit
31.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Principal Executive Officer pursuant to section 1350 of Title 18 of the United States Code, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Principal Financial Officer pursuant to section 1350 of Title 18 of the United States Code, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.

31.1 Rule 13a-14(a) Certification

I, Thomas Degnan, the Chief Executive Officer of Reynolds Group Holdings Limited, certify that:

1.   I have reviewed this quarterly report of Reynolds Group Holdings Limited;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)   Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)   Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.   The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

/s/ THOMAS DEGNAN
Thomas Degnan
Chief Executive Officer
August 1, 2017

31.2 Rule 13a-14(a) Certification
I, Allen Hugli, the Chief Financial Officer of Reynolds Group Holdings Limited, certify that:

1.    I have reviewed this quarterly report of Reynolds Group Holdings Limited;

2.    Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.    Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)   Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)   Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.    The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

/s/ ALLEN HUGLI
Allen Hugli
Chief Financial Officer
August 1, 2017

32.1 CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT
TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the quarterly report of Reynolds Group Holdings Limited for the period ended June 30, 2017 as furnished with the Securities and Exchange Commission on the date hereof, I, Thomas Degnan, as Chief Executive Officer of the company, hereby certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1)   The quarterly report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the quarterly report fairly presents, in all material respects, the financial condition and results of operations of the company.

/s/ THOMAS DEGNAN
Thomas Degnan
Chief Executive Officer
August 1, 2017

32.2 CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT
TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the quarterly report of Reynolds Group Holdings Limited for the period ended June 30, 2017 as furnished with the Securities and Exchange Commission on the date hereof, I, Allen Hugli, as Chief Financial Officer of the company, hereby certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1)   The quarterly report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the quarterly report fairly presents, in all material respects, the financial condition and results of operations of the company.

/s/ ALLEN HUGLI
Allen Hugli
Chief Financial Officer
August 1, 2017

Reynolds Group Holdings Limited

Interim unaudited condensed consolidated financial statements for the three and six month periods ended
June 30, 2017 and 2016

Reynolds Group Holdings Limited

Contents

Index to the Financial Statements

Reynolds Group Holdings Limited interim unaudited condensed consolidated financial statements for the three and six month periods ended June 30, 2017 and 2016

Interim unaudited condensed consolidated statements of comprehensive income	F-2

Interim unaudited condensed consolidated statements of financial position	F-3

Interim unaudited condensed consolidated statements of changes in equity	F-4

Interim unaudited condensed consolidated statements of cash flows	F-5

Notes to the interim unaudited condensed consolidated financial statements	F-6

Reynolds Group Holdings Limited
Interim unaudited condensed consolidated statements of comprehensive income

		For the three month period ended June 30,		For the six month period ended June 30,
(In $ million)	Note	2017	2016	2017	2016
Revenue		2,692	2,761	5,143	5,301
Cost of sales		(2,105)	(2,121)	(4,030)	(4,126)
Gross profit		587	640	1,113	1,175
Selling, marketing and distribution expenses		(69)	(69)	(136)	(132)
General and administration expenses		(185)	(194)	(369)	(390)
Net other income (expenses)	6	(13)	(5)	(37)	(20)
Profit from operating activities		320	372	571	633
Financial income	8	141	15	148	235
Financial expenses	8	(185)	(437)	(422)	(590)
Net financial income (expenses)		(44)	(422)	(274)	(355)
Profit (loss) from continuing operations before income tax		276	(50)	297	278
Income tax (expense) benefit	9	(111)	4	(91)	(111)
Profit (loss) from continuing operations		165	(46)	206	167
Profit (loss) from discontinued operations, net of income tax	7	1	(6)	1	5
Profit (loss) for the period		166	(52)	207	172
Other comprehensive income (loss), net of income tax
Items that may be reclassified into profit (loss)
Exchange differences on translating foreign operations		52	(16)	88	(6)
Reclassification from foreign currency translation reserve		—	—	14	—
Items that will not be reclassified into profit (loss)
Remeasurement of defined benefit plans		(34)	(72)	5	(176)
Total other comprehensive income (loss), net of income tax		18	(88)	107	(182)
Total comprehensive income (loss)		184	(140)	314	(10)
Profit (loss) attributable to:
Equity holder of the Group - continuing operations		164	(47)	205	166
Equity holder of the Group - discontinued operations		1	(6)	1	5
Non-controlling interests		1	1	1	1
		166	(52)	207	172
Total comprehensive income (loss) attributable to:
Equity holder of the Group - continuing operations		182	(135)	312	(16)
Equity holder of the Group - discontinued operations		1	(6)	1	5
Non-controlling interests		1	1	1	1
		184	(140)	314	(10)

The interim unaudited condensed consolidated statements of comprehensive income should be read in conjunction with the notes to the interim unaudited condensed consolidated financial statements.

Reynolds Group Holdings Limited
Interim unaudited condensed consolidated statements of financial position

(In $ million)	Note	As of June 30, 2017	As of December 31, 2016
Assets
Cash and cash equivalents		328	932
Trade and other receivables, net		1,202	1,051
Inventories	11	1,376	1,245
Current tax assets		18	21
Assets held for sale		4	26
Derivatives		4	7
Other assets		55	50
Total current assets		2,987	3,332
Related party and other non-current receivables		377	352
Investments in associates and joint ventures		23	22
Deferred tax assets		44	8
Property, plant and equipment		2,988	3,010
Intangible assets		9,810	9,902
Derivatives		394	257
Other assets		80	71
Total non-current assets		13,716	13,622
Total assets		16,703	16,954
Liabilities
Trade and other payables		1,197	1,182
Liabilities directly associated with assets held for sale		—	23
Borrowings	12	503	746
Current tax liabilities		57	46
Derivatives		9	3
Employee benefits		172	248
Provisions		53	65
Total current liabilities		1,991	2,313
Non-current payables		42	40
Borrowings	12	11,021	11,325
Deferred tax liabilities		1,113	1,082
Employee benefits		1,193	1,162
Provisions		73	75
Total non-current liabilities		13,442	13,684
Total liabilities		15,433	15,997
Net assets		1,270	957
Equity
Share capital		1,664	1,664
Reserves		(1,878)	(1,988)
Retained profits		1,475	1,272
Equity attributable to equity holder of the Group		1,261	948
Non-controlling interests		9	9
Total equity		1,270	957

The interim unaudited condensed consolidated statements of financial position should be read in conjunction with the notes to the interim unaudited condensed consolidated financial statements.

Reynolds Group Holdings Limited
Interim unaudited condensed consolidated statements of changes in equity

(In $ million)	Share capital	Translation of foreign operations	Other reserves(1)	Retained profits	Equity attributable to equity holder of the Group	Non-controlling interests	Total
Balance at the beginning of the period (January 1, 2016)	1,664	(439)	(1,557)	1,113	781	16	797
Total comprehensive income (loss) for the period:
Profit (loss) after income tax	—	—	—	171	171	1	172
Remeasurement of defined benefit plans, net of income tax	—	—	(176)	—	(176)	—	(176)
Foreign currency translation reserve	—	(6)	—	—	(6)	—	(6)
Total comprehensive income (loss) for the period	—	(6)	(176)	171	(11)	1	(10)
Dividends paid to non-controlling interests	—	—	—	—	—	(2)	(2)
Balance as of June 30, 2016	1,664	(445)	(1,733)	1,284	770	15	785
Balance at the beginning of the period (January 1, 2017)	1,664	(505)	(1,483)	1,272	948	9	957
Total comprehensive income (loss) for the period:
Profit (loss) after income tax	—	—	—	206	206	1	207
Remeasurement of defined benefit plans, net of income tax	—	—	5	—	5	—	5
Foreign currency translation reserve	—	102	—	—	102	—	102
Total comprehensive income (loss) for the period	—	102	5	206	313	1	314
Reclassification upon sale of businesses	—	—	3	(3)	—	—	—
Dividends paid to non-controlling interests	—	—	—	—	—	(1)	(1)
Balance as of June 30, 2017	1,664	(403)	(1,475)	1,475	1,261	9	1,270

(1)	Balances include the cumulative reduction in equity of $1,561 million from common control transactions, with the remainder consisting of the cumulative remeasurement of defined benefit plans.

The interim unaudited condensed consolidated statements of changes in equity should be read in conjunction with the notes to the interim unaudited condensed consolidated financial statements.

Reynolds Group Holdings Limited
Interim unaudited condensed consolidated statements of cash flows

	For the six month period ended June 30,
(In $ million)	2017	2016
Cash flows from (used in) operating activities
Profit (loss)	207	172
Adjustments for:
Depreciation and amortization	334	353
Asset impairment charges, net of reversals	3	10
Foreign currency adjustments	(1)	1
Change in fair value of derivatives	11	(5)
(Gain) loss on sale or disposal of businesses and non-current assets	13	(5)
Share of profit of associates and joint ventures, net of income tax	(1)	(1)
Net financial (income) expenses	274	355
Premium on extinguishment of borrowings	(9)	(68)
Interest paid	(337)	(551)
Income tax expense (benefit)	91	111
Income taxes paid, net of refunds received	(94)	(76)
Change in trade and other receivables	(140)	(88)
Change in inventories	(119)	(47)
Change in trade and other payables	47	61
Change in provisions and employee benefits	(56)	13
Change in other assets and liabilities	(26)	(3)
Net cash from (used in) operating activities	197	232
Cash flows from (used in) investing activities
Acquisition of property, plant and equipment and intangible assets	(187)	(138)
Disposal of businesses, net of cash disposed	7	(5)
Other	2	4
Net cash from (used in) investing activities	(178)	(139)
Cash flows from (used in) financing activities
Drawdown of borrowings	452	3,079
Repayment of borrowings	(1,070)	(3,819)
Payment of debt transaction costs	(10)	(45)
Other	(3)	(4)
Net cash from (used in) financing activities	(631)	(789)
Net increase (decrease) in cash and cash equivalents	(612)	(696)
Cash and cash equivalents, net of bank overdrafts, at the beginning of the period	932	1,977
Cash and cash equivalents classified as assets held for sale at the beginning of the period	3	—
Effect of exchange rate fluctuations on cash and cash equivalents	5	(2)
Cash and cash equivalents at the end of the period	328	1,279
Cash and cash equivalents are comprised of:
Cash and cash equivalents	328	1,279
Cash and cash equivalents at the end of the period	328	1,279

Significant non-cash financing and investing activities

In February 2017, the Group refinanced its Credit Agreement as discussed further in note 12. The refinancing resulted in no actual cash flows other than the payment of fees, which is included above in financing cash flows as a payment of debt transaction costs. The principal amount outstanding at the time of the refinancing was $3,583 million.

The interim unaudited condensed consolidated statements of cash flows should be read in conjunction with the notes to the interim unaudited condensed consolidated financial statements.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and six month periods ended June 30, 2017

1.Reporting entity

Reynolds Group Holdings Limited (the “Company”) is a company domiciled in New Zealand and registered under the Companies Act 1993.

The interim unaudited condensed consolidated financial statements of the Company as of June 30, 2017 and for the three and six month periods ended June 30, 2017 and June 30, 2016 comprise the Company and its subsidiaries and their interests in associates and jointly controlled entities. Collectively, these entities are referred to as the “Group.”

The address of the registered office of the Company is c/o: Rank Group Limited, Level 9, 148 Quay Street, Auckland 1010, New Zealand.

2.    Basis of preparation

2.1    Statement of compliance

The interim unaudited condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting.” The disclosures required for interim financial statements are less extensive than the disclosure requirements for annual financial statements and should be read in conjunction with the annual financial statements of the Group for the year ended December 31, 2016. The December 31, 2016 statement of financial position as presented in the interim unaudited condensed consolidated financial statements was derived from the Group’s audited financial statements for the year ended December 31, 2016, but does not include all of the disclosures required by International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The interim unaudited condensed consolidated financial statements were approved by the Board of Directors (the “Directors”) on August 1, 2017 in Chicago, Illinois (August 2, 2017 in Auckland, New Zealand).

2.2    Accounting policies and recently issued accounting pronouncements

Accounting policies

The accounting policies applied by the Group in the interim unaudited condensed consolidated financial statements are consistent with those applied by the Group in the annual consolidated financial statements for the year ended December 31, 2016.

Recently issued accounting pronouncements

In January 2016, the IASB issued IFRS 16 “Leases.” IFRS 16 contains a revised lease recognition framework. The new standard will require (i) a financial liability to be recognized for the present value of the future lease payments and (ii) a non-current asset to be recognized representing the right to use the leased asset. The effective date of the new standard is January 1, 2019. The Group is currently evaluating the impact of this new standard.

In July 2014, the IASB issued the final version of IFRS 9 “Financial Instruments.” IFRS 9 replaces the guidance in IAS 39 “Financial Instruments: Recognition and Measurement” and contains revised requirements in relation to the classification, measurement and presentation of financial instruments, including derivatives. It also includes guidance on hedge accounting and impairment testing of financial instruments. IFRS 9 will be effective for periods beginning on or after January 1, 2018. The Group does not plan the early adoption of this new standard. The adoption of this new standard is not expected to have a material impact on the Group’s financial statements.

In May 2014, the IASB issued IFRS 15 “Revenue from Contracts with Customers.” IFRS 15 contains a revised revenue recognition framework. The effective date of the new standard is January 1, 2018. The Group is currently evaluating the impact of this new standard.

Approximately 60% to 65% of the Group’s revenue is generated from the sale of goods manufactured to customer specifications. Typically, these customer-specific goods cannot be sold to any other customer and therefore have no alternative use. Currently, revenue for these customer-specific goods is recognized upon delivery to the customer. Under IFRS 15, revenue from goods with no alternative use is expected to be recognized prior to shipment. Based on the Group’s ongoing evaluation, this could result in earlier recognition of revenue than under current guidance for those types of customer arrangements. The Group is currently assessing the impact of any change in the timing of revenue recognition. For other types of goods, the timing of revenue recognition is not expected to change.
IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2018, including interim periods within those annual reporting periods. The Group expects to adopt the requirements of IFRS 15 under the modified retrospective transition method on January 1, 2018, with no change to the comparative financial information. The cumulative impact of the transition adjustment will be recognized in the statement of financial position as of January 1, 2018. Under this transition method, the Group will provide supplemental additional disclosure to highlight the impact of the requirements of the new standard.

The Group is continuing to evaluate the new disclosure requirements contained in IFRS 15.
There have been no other material changes to any previously issued accounting pronouncements or to the Group’s evaluation of the related impact as disclosed by the Group in the annual consolidated financial statements for the year ended December 31, 2016.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and six month periods ended June 30, 2017

2.3    Use of estimates and judgments
The preparation of the interim unaudited condensed consolidated financial statements requires the Directors and management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses and disclosure of contingent assets and liabilities. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates. These estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both the current and future periods. The key estimates and assumptions used in the preparation of the interim unaudited condensed consolidated financial statements are consistent with those disclosed by the Group in the annual consolidated financial statements for the year ended December 31, 2016.
In connection with the goodwill impairment test for the year ended December 31, 2016, the Group determined that Graham Packaging’s goodwill was not impaired, but the value of the segment exceeded its carrying amount of $3.2 billion by approximately 5%. A change of 3% in the forecasted EBITDA, forecasted cash flows or discount rate or a 1% change in the estimated earnings multiple for Graham Packaging could result in a goodwill impairment. No triggering events that would require further testing of goodwill impairment were identified during the six month period ended June 30, 2017.

3.    Financial risk management

3.1     Liquidity risk

The Group’s contractual cash flows related to total borrowings as of June 30, 2017 are as follows:

(In $ million)	Financial liabilities	Less than one year	One to three years	Three to five years	Greater than five years
As of June 30, 2017*	14,698	1,111	1,262	5,537	6,788

As of December 31, 2016*	15,725	1,387	1,335	6,056	6,947

*
The exchange rate on euro-denominated borrowings and the interest rates on the floating rate debt balances have been assumed to be the same as the respective rates as of June 30, 2017 and December 31, 2016.

Trade and other payables, excluding accrued interest, that are due in less than one year were $1,065 million and $1,031 million as of June 30, 2017 and December 31, 2016, respectively.

3.2    Fair value measurements recognized in the statements of comprehensive income

The Group’s derivative financial instruments are measured subsequent to initial recognition at fair value and are grouped into levels based on the degree to which the fair value is observable.

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets

•
Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices)

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs)

All of the Group’s derivative financial instruments were in Level 2 as of June 30, 2017 and December 31, 2016 and are valued using models or other valuation methodologies. These models are primarily industry standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors and current market and contractual prices for the underlying instruments as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Changes in any one or more of these assumptions could have a significant impact on the values.

There were no transfers between any levels during the six month period ended June 30, 2017. There have been no changes in the classifications of financial instruments as a result of a change in the purpose or use of these instruments.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and six month periods ended June 30, 2017

4.    Segment reporting

The Group’s reportable business segments are as follows:

•
Reynolds Consumer Products — Reynolds Consumer Products is a manufacturer of branded and store branded consumer products such as aluminum foil, wraps, waste bags, food storage bags and disposable tableware and cookware.

•
Pactiv Foodservice — Pactiv Foodservice is a manufacturer of foodservice and food packaging products. Pactiv Foodservice offers a comprehensive range of products including tableware items, takeout service containers, clear rigid-display packaging, microwaveable containers, foam trays, dual-ovenable paperboard containers, cups and lids, molded fiber and plastic egg cartons, meat and poultry trays, absorbent tray pads, plastic film and aluminum containers.

•	Graham Packaging — Graham Packaging is a designer and manufacturer of value-added, custom blow-molded plastic containers for consumer products.

•
Evergreen — Evergreen is a vertically integrated manufacturer of fresh carton packaging for beverage products, primarily serving the juice and milk end-markets. Evergreen supplies integrated fresh carton packaging systems, which can include fresh cartons, spouts and filling machines. Evergreen produces liquid packaging board for its internal requirements and to sell to other manufacturers. Evergreen also produces paper products for commercial printing.

•
Closures — Closures is a manufacturer of plastic and aluminum beverage caps, closures and high speed rotary capping equipment, primarily serving the carbonated soft drink, non-carbonated soft drink and bottled water segments of the global beverage market.

The Chief Operating Decision Maker does not review the business activities of the Group based on geography.

The accounting policies applied by each segment are the same as the Group’s accounting policies. Results from operating activities represent the profit earned by each segment without allocation of central administrative revenues and expenses, financial income and expenses, and income tax benefit or expense.

The performance of the operating segments is assessed by the Chief Operating Decision Maker based on Adjusted EBITDA. Adjusted EBITDA is defined as net profit before income tax expense or benefit, net financial income or expenses, depreciation and amortization, adjusted to exclude certain items of a significant or unusual nature, including but not limited to acquisition costs, non-cash pension income or expense, restructuring costs, unrealized gains or losses on derivatives, gains or losses on the sale of non-strategic assets, asset impairments and write-downs and equity method profit not distributed in cash.

Segment assets and liabilities exclude intercompany balances as a result of trade and borrowings between the segments. Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions between segments.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and six month periods ended June 30, 2017

Business segment reporting

	For the three month period ended June 30, 2017
(In $ million)	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Evergreen	Closures	Corporate / Unallocated	Total
Total external revenue	711	834	558	347	242	—	2,692
Total inter-segment revenue	38	125	—	31	4	(198)	—
Total segment revenue	749	959	558	378	246	(198)	2,692
Gross profit	208	178	89	68	44	—	587
Expenses and other income	(76)	(65)	(48)	(20)	(23)	(35)	(267)
Earnings before interest and tax (“EBIT”) from continuing operations	132	113	41	48	21	(35)	320
Financial income							141
Financial expenses							(185)
Profit (loss) from continuing operations before income tax							276
Income tax (expense) benefit							(111)
Profit (loss) from continuing operations							165

Earnings before interest and tax (“EBIT”) from continuing operations	132	113	41	48	21	(35)	320
Depreciation and amortization from continuing operations	21	52	66	15	15	—	169
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	153	165	107	63	36	(35)	489

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and six month periods ended June 30, 2017

	For the three month period ended June 30, 2017
(In $ million)	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Evergreen	Closures	Corporate / Unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	153	165	107	63	36	(35)	489
Included in EBITDA:
Non-cash pension expense	—	—	—	—	—	17	17
Related party management fee	—	—	—	—	—	8	8
Restructuring costs, net of reversals	—	2	—	1	1	—	4
Unrealized (gain) loss on derivatives	7	1	—	—	(1)	—	7
Other	—	(1)	2	—	1	(2)	—
Adjusted EBITDA from continuing operations	160	167	109	64	37	(12)	525

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and six month periods ended June 30, 2017

	For the six month period ended June 30, 2017
(In $ million)	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Evergreen	Closures	Corporate / Unallocated	Total
Total external revenue	1,305	1,582	1,102	710	444	—	5,143
Total inter-segment revenue	75	248	—	57	8	(388)	—
Total segment revenue	1,380	1,830	1,102	767	452	(388)	5,143
Gross profit	386	339	170	138	80	—	1,113
Expenses and other income	(138)	(150)	(98)	(42)	(47)	(67)	(542)
Earnings before interest and tax (“EBIT”) from continuing operations	248	189	72	96	33	(67)	571
Financial income							148
Financial expenses							(422)
Profit (loss) from continuing operations before income tax							297
Income tax (expense) benefit							(91)
Profit (loss) from continuing operations							206

Earnings before interest and tax (“EBIT”) from continuing operations	248	189	72	96	33	(67)	571
Depreciation and amortization from continuing operations	43	103	128	29	31	—	334
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	291	292	200	125	64	(67)	905

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and six month periods ended June 30, 2017

	For the six month period ended June 30, 2017
(In $ million)	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Evergreen	Closures	Corporate / Unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	291	292	200	125	64	(67)	905
Included in EBITDA:
(Gain) loss on sale of businesses	—	10	2	—	1	—	13
Non-cash pension expense	—	—	—	—	—	34	34
Related party management fee	—	—	—	—	—	14	14
Restructuring costs, net of reversals	—	6	2	1	3	—	12
Unrealized (gain) loss on derivatives	1	9	—	1	—	—	11
Other	—	2	2	—	1	(2)	3
Adjusted EBITDA from continuing operations	292	319	206	127	69	(21)	992
Segment assets as of June 30, 2017 (excluding intercompany balances)	4,124	4,811	4,508	1,115	1,170	975	16,703
Segment liabilities as of June 30, 2017 (excluding intercompany balances)	787	1,252	1,043	413	291	11,647	15,433

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and six month periods ended June 30, 2017

	For the three month period ended June 30, 2016
(In $ million)	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Evergreen	Closures	Corporate / Unallocated	Total
Total external revenue	709	844	586	372	250	—	2,761
Total inter-segment revenue	33	129	—	30	5	(197)	—
Total segment revenue	742	973	586	402	255	(197)	2,761
Gross profit	226	184	97	82	50	1	640
Expenses and other income	(62)	(72)	(53)	(20)	(27)	(34)	(268)
Earnings before interest and tax (“EBIT”) from continuing operations	164	112	44	62	23	(33)	372
Financial income							15
Financial expenses							(437)
Profit (loss) from continuing operations before income tax							(50)
Income tax (expense) benefit							4
Profit (loss) from continuing operations							(46)

Earnings before interest and tax (“EBIT”) from continuing operations	164	112	44	62	23	(33)	372
Depreciation and amortization from continuing operations	21	57	68	14	17	—	177
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	185	169	112	76	40	(33)	549

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and six month periods ended June 30, 2017

	For the three month period ended June 30, 2016
(In $ million)	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Evergreen	Closures	Corporate / Unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	185	169	112	76	40	(33)	549
Included in EBITDA:
Non-cash pension expense	—	—	—	—	—	16	16
Operational process engineering-related consultancy costs	—	6	—	—	—	—	6
Related party management fee	—	—	—	—	—	9	9
Restructuring costs, net of reversals	—	9	1	—	1	—	11
Unrealized (gain) loss on derivatives	(5)	(3)	—	(2)	—	—	(10)
Other	—	2	3	2	—	1	8
Adjusted EBITDA from continuing operations	180	183	116	76	41	(7)	589

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and six month periods ended June 30, 2017

	For the six month period ended June 30, 2016
(In $ million)	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Evergreen	Closures	Corporate / Unallocated	Total
Total external revenue	1,325	1,611	1,158	742	465	—	5,301
Total inter-segment revenue	67	252	—	60	9	(388)	—
Total segment revenue	1,392	1,863	1,158	802	474	(388)	5,301
Gross profit	405	343	184	154	88	1	1,175
Expenses and other income	(123)	(149)	(108)	(41)	(54)	(67)	(542)
Earnings before interest and tax (“EBIT”) from continuing operations	282	194	76	113	34	(66)	633
Financial income							235
Financial expenses							(590)
Profit (loss) from continuing operations before income tax							278
Income tax (expense) benefit							(111)
Profit (loss) from continuing operations							167

Earnings before interest and tax (“EBIT”) from continuing operations	282	194	76	113	34	(66)	633
Depreciation and amortization from continuing operations	43	115	135	27	33	—	353
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	325	309	211	140	67	(66)	986

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and six month periods ended June 30, 2017

	For the six month period ended June 30, 2016
(In $ million)	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Evergreen	Closures	Corporate / Unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	325	309	211	140	67	(66)	986
Included in EBITDA:
Asset impairment charges, net of reversals	—	3	5	—	2	—	10
Non-cash pension expense	—	—	—	—	—	33	33
Operational process engineering-related consultancy costs	—	11	—	—	—	—	11
Related party management fee	—	—	—	—	—	16	16
Restructuring costs, net of reversals	—	10	8	—	3	—	21
Unrealized (gain) loss on derivatives	(7)	2	—	(2)	—	—	(7)
Other	—	—	1	4	—	2	7
Adjusted EBITDA from continuing operations	318	335	225	142	72	(15)	1,077
Segment assets as of December 31, 2016 (excluding intercompany balances)	4,047	4,797	4,489	1,130	1,195	1,296	16,954
Segment liabilities as of December 31, 2016 (excluding intercompany balances)	808	1,215	1,028	411	254	12,281	15,997

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and six month periods ended June 30, 2017

5.    Seasonality

The Group’s business is impacted by seasonal fluctuations.

Reynolds Consumer Products

Reynolds Consumer Products’ operations are moderately seasonal with higher levels of sales of cooking and tableware products around major U.S. holidays. Sales of cooking products are typically higher in the fourth quarter of the year, primarily due to the holiday use of Reynolds Wrap foil, Reynolds Oven Bags and Reynolds Parchment Paper. Sales of tableware products are higher in the second quarter of the year due to outdoor summer holiday use of disposable tableware plates, cups and bowls. Sales of waste and storage products are slightly higher in the second half of the year in North America, coinciding with the outdoor fall cleanup season.

Pactiv Foodservice

Pactiv Foodservice’s operations are moderately seasonal, peaking during the summer and fall months in the Northern Hemisphere when the favorable weather, harvest and holiday season lead to increased consumption of foodservice and food packaging products. Pactiv Foodservice therefore typically experiences a greater level of sales in the second through fourth quarters.

Graham Packaging

Graham Packaging’s operations are slightly seasonal with higher levels of unit volume sales of bottled beverages during the summer months, most significantly in North America.

Evergreen

Evergreen’s operations are moderately seasonal. Evergreen’s customers are principally engaged in providing products that are generally less sensitive to seasonal effects, although Evergreen does experience some seasonality as a result of increased consumption of milk by school children during the North American academic year. Evergreen therefore typically experiences a greater level of carton product sales in the first and fourth quarters when North American schools are in session.

Closures

Closures’ operations are moderately seasonal. Closures experiences some seasonality as a result of increased consumption of bottled beverages during the summer months. In addition, in order to avoid capacity shortfalls in the summer months, Closures’ customers typically begin building inventories in advance of the summer season. Therefore, Closures typically experiences a greater level of closure sales during the second and third quarters.

6.    Net other income (expenses)

	For the three month period ended June 30,		For the six month period ended June 30,
(In $ million)	2017	2016	2017	2016
Asset impairment charges, net of reversals	(2)	(4)	(3)	(10)
Gain (loss) on sale of businesses	1	—	(13)	—
Net foreign currency exchange gains (losses)	1	(4)	1	(3)
Related party management fee (refer to note 14)	(8)	(9)	(14)	(16)
Unrealized gain (loss) on derivatives	(7)	10	(11)	5
Other	2	2	3	4
Net other income (expenses)	(13)	(5)	(37)	(20)

7.    Discontinued operations

On March 13, 2015, the sale of the SIG segment to Onex Corporation was finalized. Net proceeds of $4,149 million were received, including the settlement of final closing adjustments. In November 2016, an additional amount of €150 million was paid by Onex Corporation based on the financial performance of SIG during fiscal year 2015. In June 2017, an additional amount of €10 million was paid by Onex Corporation based on the financial performance of SIG during fiscal year 2016. All eligible earn-out proceeds have now been collected.

There was a $1 million gain on remeasurement or disposal, net of tax, for the three and six month periods ended June 30, 2017 (three and six month periods ended June 30, 2016: $6 million loss and $5 million gain, respectively).

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and six month periods ended June 30, 2017

8.    Financial income and expenses

	For the three month period ended June 30,		For the six month period ended June 30,
(In $ million)	2017	2016	2017	2016
Interest income	—	2	1	3
Interest income on related party loans	5	5	9	9
Net gain in fair value of derivatives	136	—	138	213
Net foreign currency exchange gain	—	8	—	10
Financial income	141	15	148	235
Interest expense:
Securitization Facility	(3)	(2)	(6)	(4)
Credit Agreement	(36)	(28)	(71)	(56)
Reynolds Notes:
7.125% Senior Secured Notes due 2019	—	(16)	—	(26)
7.875% Senior Secured Notes due 2019	—	(14)	—	(27)
5.750% Senior Secured Notes due 2020	(46)	(46)	(93)	(93)
6.875% Senior Secured Notes due 2021	(11)	(17)	(22)	(34)
Floating Rate Senior Secured Notes due 2021	(9)	—	(17)	—
5.125% Senior Secured Notes due 2023	(20)	(1)	(41)	(1)
8.500% Senior Notes due 2018	—	(14)	—	(28)
9.000% Senior Notes due 2019	—	(14)	—	(28)
9.875% Senior Notes due 2019	—	(31)	—	(62)
8.250% Senior Notes due 2021	—	(20)	(4)	(41)
7.000% Senior Notes due 2024	(14)	—	(28)	—
2013 Notes:
5.625% Senior Notes due 2016	—	(9)	—	(18)
6.000% Senior Subordinated Notes due 2017	—	(9)	—	(18)
Pactiv Notes:
8.125% Debentures due 2017	(5)	(6)	(11)	(12)
6.400% Notes due 2018	(1)	(1)	(1)	(1)
7.950% Debentures due 2025	(5)	(5)	(11)	(11)
8.375% Debentures due 2027	(4)	(4)	(8)	(8)
Amortization of:
Transaction costs	(4)	(9)	(9)	(16)
Fair value adjustment of acquired notes	—	—	1	1
Embedded derivatives	1	2	3	4
Net loss in fair value of derivatives	—	(86)	—	—
Net foreign currency exchange loss	(27)	—	(34)	—
Loss on extinguishment of debt(a)(b)	—	(105)	(65)	(105)
Other	(1)	(2)	(5)	(6)
Financial expenses	(185)	(437)	(422)	(590)
Net financial income (expenses)	(44)	(422)	(274)	(355)

(a)
The 2017 loss on extinguishment of debt included $56 million related to the write-off of unamortized transaction costs and embedded derivatives arising from the repurchase of the 8.250% Senior Notes, the Credit Agreement refinancing and the 2017 Securitization Facility refinancing as well as $9 million of redemption premiums related to the repurchase of the 8.250% Senior Notes.

(b)
The 2016 loss on extinguishment of debt included $71 million of redemption premiums and tender fees related to the repurchase of certain senior secured notes and senior notes using the proceeds from the issuance of the 5.125% Senior Secured Notes due 2023, the Floating Rate Senior Secured Notes due 2021 and the 7.000% Senior Notes due 2024, available cash and additional borrowings under the previous securitization facility. Also included is $34 million related to the write-off of unamortized transaction costs and embedded derivatives arising from the repurchase of these notes.

Refer to note 12 for information on the Group’s borrowings.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and six month periods ended June 30, 2017

9.    Income tax

	For the three month period ended June 30,		For the six month period ended June 30,
(In $ million)	2017	2016	2017	2016
Profit (loss) from continuing operations before income tax	276	(50)	297	278
Income tax using the New Zealand tax rate of 28%	(77)	14	(83)	(78)
Effect of tax rates in foreign jurisdictions	(24)	6	(28)	(18)
Non-deductible expenses and permanent differences	(9)	(25)	(11)	(23)
Domestic manufacturing deduction	4	12	6	18
Withholding tax	—	(1)	(4)	(3)
Recognition of previously unrecognized tax losses and temporary differences	—	—	35	—
Unrecognized tax losses and temporary differences	(7)	(2)	(8)	(8)
Tax uncertainties	1	—	1	1
Other	1	—	1	—
Total income tax (expense) benefit	(111)	4	(91)	(111)

The effective tax rates for the three and six month periods ended June 30, 2017 and 2016 represent the Group’s estimate of the effective rates expected to be applicable for the respective full fiscal years, adjusted for any discrete events which are recorded in the period that they occur.

The period-over-period changes in the effective tax rate reflect (i) the establishment in 2017 of a $35 million deferred tax asset for unused tax losses previously unrecognized, (ii) changes in the mix of book income and losses taxed at varying rates among the jurisdictions in which the Group operates and (iii) the inability to realize a tax benefit for losses in certain jurisdictions. The deferred tax asset in respect of previously unrecognized tax losses resulted from a reassessment of recoverability.

In addition to the above amounts, for the three and six month periods ended June 30, 2017, the Group has recognized a tax benefit of $20 million and tax expense of $3 million, respectively, directly in other comprehensive income (three and six month periods ended June 30, 2016: tax benefit of $43 million and $105 million, respectively).

10.    Depreciation and amortization expenses

Property, plant and equipment

Depreciation expense related to property, plant and equipment is recognized in the following components in the statements of comprehensive income:

	For the three month period ended June 30,		For the six month period ended June 30,
(In $ million)	2017	2016	2017	2016
Cost of sales	103	110	203	219
General and administration expenses	2	2	4	5
Total depreciation expense	105	112	207	224

Intangible assets

Amortization expense related to intangible assets is recognized in the following components in the statements of comprehensive income:

	For the three month period ended June 30,		For the six month period ended June 30,
(In $ million)	2017	2016	2017	2016
Cost of sales	11	11	21	21
General and administration expenses	53	54	106	108
Total amortization expense	64	65	127	129

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and six month periods ended June 30, 2017

11.    Inventories

(In $ million)	As of June 30, 2017	As of December 31, 2016
Raw materials and consumables	365	331
Work in progress	160	163
Finished goods	752	654
Engineering and maintenance materials	117	115
Provision against inventories	(18)	(18)
Total inventories	1,376	1,245

During the three and six month periods ended June 30, 2017, the raw materials elements of inventories recognized in the statements of comprehensive income as a component of cost of sales totaled approximately $1.2 billion and $2.2 billion, respectively (three and six month periods ended June 30, 2016: $1.2 billion and $2.3 billion, respectively).

12.    Borrowings

As of June 30, 2017, the Group was in compliance with all of its covenants.
The Group’s borrowings are detailed below.

(In $ million)	As of June 30, 2017	As of December 31, 2016
Securitization Facility	452	407
Credit Agreement	3,582	3,578
Reynolds Notes:
Reynolds Senior Secured Notes:
5.750% Senior Secured Notes due 2020	3,237	3,237
6.875% Senior Secured Notes due 2021	645	645
Floating Rate Senior Secured Notes due 2021	750	750
5.125% Senior Secured Notes due 2023	1,600	1,600
Reynolds Senior Notes:
8.250% Senior Notes due 2021	—	345
7.000% Senior Notes due 2024	800	800
Pactiv Notes:
8.125% Debentures due 2017	—	300
6.400% Notes due 2018	16	16
7.950% Debentures due 2025	276	276
8.375% Debentures due 2027	200	200
Related party borrowings	1	1
Other borrowings	22	24
Total principal amount of borrowings	11,581	12,179
Transaction costs	(86)	(136)
Embedded derivatives	35	40
Original issue discounts, net of premiums	(6)	(12)
Carrying value	11,524	12,071

Current borrowings	503	746
Non-current borrowings	11,021	11,325
Total borrowings	11,524	12,071

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and six month periods ended June 30, 2017

(a)        Securitization Facility

On March 22, 2017, the Group entered into a new $600 million securitization facility (the “2017 Securitization Facility”), of which $452 million was drawn on the closing date. The proceeds and cash were used to repay and extinguish all amounts outstanding under the previous securitization facility and pay transaction fees and expenses. The 2017 Securitization Facility matures on March 22, 2022. Consistent with the previous facility: (i) the amount that can be borrowed is calculated by reference to a funding base determined by the amount of eligible trade receivables; (ii) the 2017 Securitization Facility is secured by all of the assets of the borrower, which are primarily the eligible trade receivables and cash; and (iii) the terms of the arrangement do not result in the derecognition of the trade receivables by the Group. The 2017 Securitization Facility has an interest rate equal to one-month LIBOR with no floor, plus a margin of 1.75%, which reduced from 1.90% under the previous facility.

(b)         Credit Agreement

The Company and certain members of the Group are parties to a senior secured credit agreement dated September 28, 2012 as amended on November 27, 2013, December 27, 2013, February 25, 2015, August 5, 2016, October 4, 2016 and February 7, 2017 (the “Credit Agreement”). The Credit Agreement comprises the following term and revolving tranches:

	Currency	Maturity date	Current facility value (in million)	Value drawn or utilized as of June 30, 2017 (in million)	Applicable interest rate as of June 30, 2017
Term Tranches
U.S. Term Loans	$	February 5, 2023	3,315	3,298	LIBOR floor of 0.000% + 3.000%
European Term Loans	€	February 5, 2023	249	248	EURIBOR floor of 0.000% + 3.500%
Revolving Tranche(1)
U.S. Revolving Loans	$	August 5, 2021	302	65	—

(1)	The Revolving Tranche was utilized in the form of bank guarantees and letters of credit.

On February 7, 2017, the Group entered into an incremental assumption agreement and incurred $3,315 million and €249 million of term loans thereunder. The proceeds of these incremental term loans were used to repay in full the outstanding U.S. and European term loans under the Credit Agreement. The net effect resulted in a 0.25% reduction in the current margin applicable to the outstanding U.S. and European term loans and a reduction in the LIBOR floor of the U.S. term loans by 100 basis points to 0.000%. The Credit Agreement continues to include an additional reduction in interest rates of 0.25% upon certain upgrades in RGHL’s credit rating.

Refer to note 8 for the loss recognized on the extinguishment of borrowings as a result of the write-off of unamortized debt issuance costs.
Indebtedness under the Credit Agreement may be voluntarily repaid in whole or in part and must be mandatorily repaid in certain circumstances. The borrowers also make quarterly amortization payments of 0.25% of the original outstanding principal, as of the February 7, 2017 amendment, in respect of the term loans. The borrowers are required to make annual prepayments of term loans with up to 50% of excess cash flow (which will be reduced to 25% or 0% if specified senior secured first lien leverage ratios are met) as determined in accordance with the Credit Agreement. No excess cash flow prepayments were due in 2016 for the year ended December 31, 2015 or will be due in 2017 for the year ended December 31, 2016.

(c)        Reynolds Notes

The maturity and interest payment dates of the Group’s outstanding borrowings as of June 30, 2017 issued by Reynolds Group Issuer LLC, Reynolds Group Issuer Inc. and Reynolds Group Issuer (Luxembourg) S.A. (together, the “Reynolds Notes Issuers”) are summarized below:

	Maturity date	Interest payment dates
5.750% Senior Secured Notes due 2020	October 15, 2020	April 15 and October 15
6.875% Senior Secured Notes due 2021	February 15, 2021	February 15 and August 15
Floating Rate Senior Secured Notes due 2021(1)	July 15, 2021	January 15, April 15, July 15 and October 15
5.125% Senior Secured Notes due 2023(2)	July 15, 2023	January 15 and July 15; commencing January 15, 2017
7.000% Senior Notes due 2024	July 15, 2024	January 15 and July 15; commencing January 15, 2017

(1)
The Floating Rate Senior Secured Notes due 2021 were issued at an issue price of 99.000% and have an interest rate equal to three-month U.S. LIBOR plus 3.500% reset quarterly. In July 2016, the Group entered into an interest rate swap agreement to mitigate the interest rate risk exposure of the Floating Rate Senior Secured Noted due 2021. While the Group has elected not to adopt hedge accounting, the economic effect of this derivative is that the effective interest rate on the Floating Rate Senior Secured Notes due 2021 is 4.670% from October 15, 2016.

(2)	$250 million aggregate principal amount of 5.125% Senior Secured Notes due 2023 were issued at an issue price of 103.500%.

On February 15, 2017, the Group redeemed all of the $345 million aggregate principal amount outstanding of 8.250% Senior Notes due 2021 at a redemption price of 102.750% plus accrued and unpaid interest.
Refer to note 8 for the loss recognized on the reduction in borrowings as a result of premiums incurred and the write-off of unamortized debt issuance costs.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and six month periods ended June 30, 2017

Assets pledged as security for borrowings

The shares in Beverage Packaging Holdings (Luxembourg) I S.A. (“BP I”) (a wholly-owned subsidiary of the Company) have been pledged as collateral to support the obligations under the Credit Agreement and the Reynolds Senior Secured Notes. In addition, BP I and certain of its subsidiaries have pledged certain of their assets (including shares and equity interests) as collateral to support the obligations under the Credit Agreement and the Reynolds Senior Secured Notes.

Additional information regarding the Reynolds Notes

The guarantee and security arrangements, indenture restrictions, early redemption options and change in control provisions for the Reynolds Notes are unchanged from December 31, 2016.

The Floating Rate Senior Secured Notes due 2021, the 5.125% Senior Secured Notes due 2023 and the 7.000% Senior Notes due 2024 are not required to be and will not be registered with the U.S. Securities and Exchange Commission.

(d)    Pactiv Notes

The maturity and interest payment dates of the Group’s outstanding borrowings as of June 30, 2017 issued by Pactiv LLC are summarized below:

	Maturity date	Semi-annual interest payment dates
6.400% Notes due 2018	January 15, 2018	January 15 and July 15
7.950% Debentures due 2025	December 15, 2025	June 15 and December 15
8.375% Debentures due 2027	April 15, 2027	April 15 and October 15

On June 15, 2017, the Group repaid upon maturity all of the $300 million aggregate principal amount outstanding of 8.125% Debentures due 2017.

The guarantee arrangements, indenture restrictions and redemption terms for the Pactiv Notes are unchanged from December 31, 2016.

(e)    Other borrowings

As of June 30, 2017, in addition to the 2017 Securitization Facility, the Credit Agreement, the Reynolds Notes and the Pactiv Notes, the Group had a number of unsecured working capital facilities extended to certain operating companies of the Group. These facilities bear interest at floating or fixed rates.

As of June 30, 2017, the Group had local working capital facilities in a number of jurisdictions which are secured by the collateral under the Credit Agreement and the Reynolds Senior Secured Notes and by certain other assets. These facilities rank pari passu with the obligations under the Credit Agreement and under the Reynolds Senior Secured Notes.

Other borrowings as of June 30, 2017 also included finance lease obligations of $21 million (December 31, 2016: $23 million).

13.    Related parties

There have been no new significant related party transactions during the period. The nature of the Group’s related party relationships, balances and transactions as of and for the three and six month periods ended June 30, 2017 are consistent with the information presented in note 21 of the Group’s annual consolidated financial statements for the year ended December 31, 2016.

14.    Contingencies

Management fee

The Group’s financing agreements permit the payment to related parties of management, consulting, monitoring, and advising fees (the “Management Fee”) of up to 1.5% of the Group’s Adjusted EBITDA (as defined in the financing agreements) for the previous year.

During the year ended December 31, 2016, Rank Group Limited charged the Group a Management Fee of $15 million in relation to the 2009 and 2010 financial years, of which $8 million was included in continuing operations with the remainder included in discontinued operations. However, the Credit Agreement permits the Group to pay an additional Management Fee of up to $22 million in respect of the 2009 and 2010 financial years. No amount has been accrued in respect of the remaining 2009 and 2010 permitted Management Fee of up to $22 million.

Security and guarantee arrangements

Certain members of the Group have entered into guarantee and security arrangements in respect of the Group's indebtedness (refer to note 12 for additional information).

Other matters

The Group is party to litigation, legal proceedings and tax examinations arising from its operations. The Group establishes provisions for claims and proceedings that constitute a present obligation when it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of such obligation can be made. While it is not possible to predict the outcome of any of these matters, based on management's

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and six month periods ended June 30, 2017

assessment of the facts and circumstances now known, management does not believe any of these matters, individually or in the aggregate, will have a material adverse effect on the Group's financial position, results of operations or cash flows. However, actual outcomes may differ from those expected and could have a material effect on the Group's financial position, results of operations or cash flows in a particular future period. As of June 30, 2017, except for amounts provided, there were no legal proceedings pending other than those for which the Group has determined that the possibility of a material outflow is remote.

As part of the agreements for the sale of various businesses, the Group has provided certain warranties and indemnities to the respective purchasers as set out in the respective sale agreements. These warranties and indemnities are subject to various terms and conditions affecting the duration and total amount of the indemnities. As of June 30, 2017, the Group is not aware of any material claims under these agreements that would give rise to an additional liability. However, if such claims arise in the future, they could have a material effect on the Group’s financial position, results of operations and cash flows.

15.    Condensed consolidating guarantor financial information

Certain of the Group’s subsidiaries have guaranteed the Group’s obligations under the Reynolds Notes (as defined in note 12).

The following condensed consolidating financial information presents:

(1)
The condensed consolidating statements of financial position as of June 30, 2017 and December 31, 2016 and the related statements of comprehensive income for the three and six month periods ended June 30, 2017 and 2016 and cash flows for the six month periods ended June 30, 2017 and 2016 of:

a.	Reynolds Group Holdings Limited, the Parent;

b.	the Reynolds Notes Issuers (as defined in note 12);

c.	the other guarantor subsidiaries;

d.	the non-guarantor subsidiaries; and

e.	the Group on a consolidated basis.

(2)
Adjustments and elimination entries necessary to consolidate Reynolds Group Holdings Limited, the Parent, with the Reynolds Notes Issuers, the other guarantor subsidiaries and the non-guarantor subsidiaries.

The condensed consolidating statements of comprehensive income for the three and six month periods ended June 30, 2017 and 2016, the condensed consolidating statements of cash flows for the six month periods ended June 30, 2017 and 2016, and the condensed consolidating statements of financial position as of June 30, 2017 and December 31, 2016 reflect the current guarantor structure of the Group.

Each guarantor subsidiary is 100% owned by the Parent. The notes are guaranteed to the extent permitted by law and are subject to certain customary guarantee release provisions set forth in the indentures governing the notes on a joint and several basis by each guarantor subsidiary. Provided below are condensed consolidating statements of comprehensive income, financial position and cash flows of each of the companies listed above, together with the condensed consolidating statements of comprehensive income, financial position and cash flows of guarantor and non-guarantor subsidiaries. These have been prepared under the Group's accounting policies disclosed in the annual financial statements for the year ended December 31, 2016 and comply with IFRS with the exception of investments in subsidiaries. Investments in subsidiaries are accounted for using the equity method. The guarantor subsidiaries and non-guarantor subsidiaries are each presented on a combined basis. The principal elimination entries eliminate investments in subsidiaries and intercompany balances and transactions.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and six month periods ended June 30, 2017

Condensed consolidating statement of comprehensive income

	For the three month period ended June 30, 2017
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Revenue	—	—	2,393	351	(52)	2,692
Cost of sales	—	—	(1,860)	(297)	52	(2,105)
Gross profit	—	—	533	54	—	587
Net other income (expenses) and share of equity method earnings, net of income tax	159	—	119	(3)	(288)	(13)
Selling, marketing and distribution expenses	—	—	(64)	(5)	—	(69)
General and administration expenses	—	—	(168)	(17)	—	(185)
Profit (loss) from operating activities	159	—	420	29	(288)	320
Financial income	6	269	6	16	(156)	141
Financial expenses	—	(104)	(222)	(15)	156	(185)
Net financial income (expenses)	6	165	(216)	1	—	(44)
Profit (loss) from continuing operations before income tax	165	165	204	30	(288)	276
Income tax (expense) benefit	(1)	(63)	(41)	(6)	—	(111)
Profit (loss) from continuing operations	164	102	163	24	(288)	165
Profit (loss) from discontinued operations, net of income tax	1	—	1	—	(1)	1
Profit (loss) for the period	165	102	164	24	(289)	166
Total other comprehensive income (loss) for the period, net of income tax	18	—	7	30	(37)	18
Total comprehensive income (loss) for the period	183	102	171	54	(326)	184

Profit (loss) for the period attributable to:
Equity holder of the Group - continuing operations	164	102	163	23	(288)	164
Equity holder of the Group - discontinued operations	1	—	1	—	(1)	1
Non-controlling interests	—	—	—	1	—	1
	165	102	164	24	(289)	166

Total comprehensive income (loss) attributable to:
Equity holder of the Group - continuing operations	182	102	170	53	(325)	182
Equity holder of the Group - discontinued operations	1	—	1	—	(1)	1
Non-controlling interests	—	—	—	1	—	1
	183	102	171	54	(326)	184

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and six month periods ended June 30, 2017

	For the six month period ended June 30, 2017
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Revenue	—	—	4,579	661	(97)	5,143
Cost of sales	—	—	(3,567)	(560)	97	(4,030)
Gross profit	—	—	1,012	101	—	1,113
Net other income (expenses) and share of equity method earnings, net of income tax	197	—	139	(22)	(351)	(37)
Selling, marketing and distribution expenses	—	—	(123)	(13)	—	(136)
General and administration expenses	—	—	(336)	(33)	—	(369)
Profit (loss) from operating activities	197	—	692	33	(351)	571
Financial income	10	406	9	30	(307)	148
Financial expenses	—	(212)	(491)	(26)	307	(422)
Net financial income (expenses)	10	194	(482)	4	—	(274)
Profit (loss) from continuing operations before income tax	207	194	210	37	(351)	297
Income tax (expense) benefit	(2)	(72)	(7)	(10)	—	(91)
Profit (loss) from continuing operations	205	122	203	27	(351)	206
Profit (loss) from discontinued operations, net of income tax	1	—	1	—	(1)	1
Profit (loss) for the period	206	122	204	27	(352)	207
Total other comprehensive income (loss) for the period, net of income tax	107	—	95	81	(176)	107
Total comprehensive income (loss) for the period	313	122	299	108	(528)	314

Profit (loss) for the period attributable to:
Equity holder of the Group - continuing operations	205	122	203	26	(351)	205
Equity holder of the Group - discontinued operations	1	—	1	—	(1)	1
Non-controlling interests	—	—	—	1	—	1
	206	122	204	27	(352)	207

Total comprehensive income (loss) attributable to:
Equity holder of the Group - continuing operations	312	122	298	107	(527)	312
Equity holder of the Group - discontinued operations	1	—	1	—	(1)	1
Non-controlling interests	—	—	—	1	—	1
	313	122	299	108	(528)	314

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and six month periods ended June 30, 2017

Condensed consolidating statement of financial position

	Balance as of June 30, 2017
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Assets
Cash and cash equivalents	—	1	168	159	—	328
Trade and other receivables, net	—	—	80	1,122	—	1,202
Inventories	—	—	1,210	166	—	1,376
Inter-group receivables	—	516	21	4	(541)	—
Assets held for sale	—	—	4	—	—	4
Other assets	—	—	55	22	—	77
Total current assets	—	517	1,538	1,473	(541)	2,987
Investments in subsidiaries	1,009	—	1,086	—	(2,095)	—
Property, plant and equipment	—	—	2,595	393	—	2,988
Intangible assets	—	—	9,448	362	—	9,810
Inter-group receivables	20	6,857	1,342	120	(8,339)	—
Other assets	356	394	130	38	—	918
Total non-current assets	1,385	7,251	14,601	913	(10,434)	13,716
Total assets	1,385	7,768	16,139	2,386	(10,975)	16,703
Liabilities
Trade and other payables	71	126	794	206	—	1,197
Borrowings	1	—	52	450	—	503
Inter-group payables	—	2	520	19	(541)	—
Other liabilities	6	—	250	35	—	291
Total current liabilities	78	128	1,616	710	(541)	1,991
Borrowings	—	6,992	4,029	—	—	11,021
Inter-group liabilities	46	348	7,298	647	(8,339)	—
Other liabilities	—	153	2,187	81	—	2,421
Total non-current liabilities	46	7,493	13,514	728	(8,339)	13,442
Total liabilities	124	7,621	15,130	1,438	(8,880)	15,433
Net assets	1,261	147	1,009	948	(2,095)	1,270
Equity
Equity attributable to equity holder of the Group	1,261	147	1,009	939	(2,095)	1,261
Non-controlling interests	—	—	—	9	—	9
Total equity	1,261	147	1,009	948	(2,095)	1,270

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and six month periods ended June 30, 2017

Condensed consolidating statement of cash flows

	For the six month period ended June 30, 2017
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Net cash from (used in) operating activities	—	(192)	433	(121)	77	197

Cash flows from (used in) investing activities
Acquisition of property, plant and equipment and intangible assets	—	—	(170)	(17)	—	(187)
Disposal of businesses, net of cash disposed	—	—	12	(5)	—	7
Net related party (advances) repayments	—	345	(209)	(7)	(129)	—
Related party interest received	—	69	8	—	(77)	—
Other	—	—	2	—	—	2
Net cash from (used in) investing activities	—	414	(357)	(29)	(206)	(178)

Cash flows from (used in) financing activities
Drawdown of borrowings	—	—	—	452	—	452
Repayment of borrowings	—	(345)	(318)	(407)	—	(1,070)
Net related party borrowings (repayments)	—	124	(338)	85	129	—
Payment of debt transaction costs	—	—	(6)	(4)	—	(10)
Other	—	—	(2)	(1)	—	(3)
Net cash from (used in) financing activities	—	(221)	(664)	125	129	(631)

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and six month periods ended June 30, 2017

Condensed consolidating statement of comprehensive income

	For the three month period ended June 30, 2016
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Revenue	—	—	2,417	394	(50)	2,761
Cost of sales	—	—	(1,845)	(326)	50	(2,121)
Gross profit	—	—	572	68	—	640
Net other income (expenses) and share of equity method earnings, net of income tax	(51)	—	(82)	(6)	134	(5)
Selling, marketing and distribution expenses	—	—	(60)	(9)	—	(69)
General and administration expenses	—	—	(174)	(20)	—	(194)
Profit (loss) from operating activities	(51)	—	256	33	134	372
Financial income	5	178	16	17	(201)	15
Financial expenses	—	(363)	(268)	(7)	201	(437)
Net financial income (expenses)	5	(185)	(252)	10	—	(422)
Profit (loss) from continuing operations before income tax	(46)	(185)	4	43	134	(50)
Income tax (expense) benefit	(1)	60	(45)	(10)	—	4
Profit (loss) from continuing operations	(47)	(125)	(41)	33	134	(46)
Profit (loss) from discontinued operations, net of income tax	(6)	—	(6)	—	6	(6)
Profit (loss) for the period	(53)	(125)	(47)	33	140	(52)
Total other comprehensive income (loss) for the period, net of income tax	(88)	—	(95)	(25)	120	(88)
Total comprehensive income (loss) for the period	(141)	(125)	(142)	8	260	(140)

Profit (loss) for the period attributable to:
Equity holder of the Group - continuing operations	(47)	(125)	(41)	32	134	(47)
Equity holder of the Group - discontinued operations	(6)	—	(6)	—	6	(6)
Non-controlling interests	—	—	—	1	—	1
	(53)	(125)	(47)	33	140	(52)

Total comprehensive income (loss) attributable to:
Equity holder of the Group - continuing operations	(135)	(125)	(136)	7	254	(135)
Equity holder of the Group - discontinued operations	(6)	—	(6)	—	6	(6)
Non-controlling interests	—	—	—	1	—	1
	(141)	(125)	(142)	8	260	(140)

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and six month periods ended June 30, 2017

Condensed consolidating statement of comprehensive income

	For the six month period ended June 30, 2016
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Revenue	—	—	4,661	739	(99)	5,301
Cost of sales	—	—	(3,605)	(620)	99	(4,126)
Gross profit	—	—	1,056	119	—	1,175
Net other income (expenses) and share of equity method earnings, net of income tax	160	—	138	(14)	(304)	(20)
Selling, marketing and distribution expenses	—	—	(116)	(16)	—	(132)
General and administration expenses	—	—	(352)	(38)	—	(390)
Profit (loss) from operating activities	160	—	726	51	(304)	633
Financial income	9	570	20	32	(396)	235
Financial expenses	—	(448)	(527)	(11)	396	(590)
Net financial income (expenses)	9	122	(507)	21	—	(355)
Profit (loss) from continuing operations before income tax	169	122	219	72	(304)	278
Income tax (expense) benefit	(3)	(52)	(43)	(13)	—	(111)
Profit (loss) from continuing operations	166	70	176	59	(304)	167
Profit (loss) from discontinued operations, net of income tax	5	—	5	—	(5)	5
Profit (loss) for the period	171	70	181	59	(309)	172
Total other comprehensive income (loss) for the period, net of income tax	(182)	—	(191)	(8)	199	(182)
Total comprehensive income (loss) for the period	(11)	70	(10)	51	(110)	(10)

Profit (loss) for the period attributable to:
Equity holder of the Group - continuing operations	166	70	176	58	(304)	166
Equity holder of the Group - discontinued operations	5	—	5	—	(5)	5
Non-controlling interests	—	—	—	1	—	1
	171	70	181	59	(309)	172

Total comprehensive income (loss) attributable to:
Equity holder of the Group - continuing operations	(16)	70	(15)	50	(105)	(16)
Equity holder of the Group - discontinued operations	5	—	5	—	(5)	5
Non-controlling interests	—	—	—	1	—	1
	(11)	70	(10)	51	(110)	(10)

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and six month periods ended June 30, 2017

Condensed consolidating statement of financial position

	Balance as of December 31, 2016
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Assets
Cash and cash equivalents	—	—	757	175	—	932
Trade and other receivables, net	6	—	152	893	—	1,051
Inventories	—	—	1,090	155	—	1,245
Inter-group receivables	—	332	21	2	(355)	—
Assets held for sale	—	—	4	22	—	26
Other assets	—	—	57	21	—	78
Total current assets	6	332	2,081	1,268	(355)	3,332
Investments in subsidiaries	710	—	907	—	(1,617)	—
Property, plant and equipment	—	—	2,626	384	—	3,010
Intangible assets	—	—	9,556	346	—	9,902
Inter-group receivables	13	7,266	1,059	128	(8,466)	—
Other assets	330	258	85	37	—	710
Total non-current assets	1,053	7,524	14,233	895	(10,083)	13,622
Total assets	1,059	7,856	16,314	2,163	(10,438)	16,954
Liabilities
Trade and other payables	60	144	785	193	—	1,182
Borrowings	1	—	338	407	—	746
Inter-group payables	—	1	337	20	(358)	—
Liabilities directly associated with assets held for sale	—	—	—	23	—	23
Other liabilities	5	1	314	42	—	362
Total current liabilities	66	146	1,774	685	(358)	2,313
Borrowings	—	7,332	3,992	1	—	11,325
Inter-group liabilities	45	272	7,637	509	(8,463)	—
Other liabilities	—	81	2,201	77	—	2,359
Total non-current liabilities	45	7,685	13,830	587	(8,463)	13,684
Total liabilities	111	7,831	15,604	1,272	(8,821)	15,997
Net assets	948	25	710	891	(1,617)	957
Equity
Equity attributable to equity holder of the Group	948	25	710	882	(1,617)	948
Non-controlling interests	—	—	—	9	—	9
Total equity	948	25	710	891	(1,617)	957

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and six month periods ended June 30, 2017

Condensed consolidating statement of cash flows

	For the six month period ended June 30, 2016
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Net cash from (used in) operating activities	(1)	(485)	409	35	274	232

Cash flows from (used in) investing activities
Acquisition of property, plant and equipment and intangible assets	—	—	(122)	(16)	—	(138)
Proceeds from disposal of property, plant and equipment and other assets	—	—	1	—	—	1
Disposal of businesses, net of cash disposed	—	—	(5)	—	—	(5)
Net related party (advances) repayments	—	477	28	2	(507)	—
Related party interest received	—	271	3	—	(274)	—
Other	—	—	2	1	—	3
Net cash from (used in) investing activities	—	748	(93)	(13)	(781)	(139)

Cash flows from (used in) financing activities
Drawdown of borrowings	—	2,893	—	186	—	3,079
Repayment of borrowings	—	(3,186)	(590)	(43)	—	(3,819)
Net related party borrowings (repayments)	—	63	(479)	(91)	507	—
Payment of debt transaction costs	—	(31)	(14)	—	—	(45)
Other	—	—	(3)	(1)	—	(4)
Net cash from (used in) financing activities	—	(261)	(1,086)	51	507	(789)

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and six month periods ended June 30, 2017

16.    Subsequent events

Other than as disclosed herein, there have been no events subsequent to June 30, 2017 which would require accrual or disclosure in these interim unaudited condensed consolidated financial statements.